IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

07047490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hometown Bancorp, Inc.
Exact name of registrant as specified in charter

0001392922
Registrant CIK Number

Exhibit 99.1 to the Form SB-2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-141351
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Walden, State of New York, on March 16, 2007.

HOMETOWN BANCORP, INC.

By: ____________________________________

Stephen W. Dederick
Vice President and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

March 5, 2007

Joseph J. Bradley
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave, NW
Washington, DC 20016

Re: Hometown Bancorp, Inc
Incoming letter dated February 20, 2007

Dear Mr. Bradley:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.1, Valuation Appraisal Report to Form SB-2. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

Hometown Bancorp, Inc.

Conversion Valuation Appraisal

March 5, 2007

Table of Contents
Hometown Bancorp, Inc.
Walden, New York

List of Figures
Hometown Bancorp, Inc.
Walden, New York

List of Exhibits
Hometown Bancorp, Inc.
Walden, New York

Exhibit

1. Profile of FinPro, Inc. and the Authors of the Appraisal
2. Consolidated Balance Sheets
3. Consolidated Statements of Income
4. Consolidated Statements of Stockholder's Equity
5. Consolidated Statements of Cash Flows
6. Income Reconciliation
7. Comparable Selection Screens
8. Selected Financial Data
9. Industry Fully Converted Multiples
10. MHC Conversions 2005 to Date
11. Full Offering No Foundation Appraisal Pro Forma December 31, 2006 – 12 Months
12. MHC Appraisal Pro Forma December 31, 2006 – 12 Months
13. MHC Fiscal Year Offering Circular Pro Forma December 31, 2006 – 12 Months

Introduction

Hometown Bancorp, Inc. (the "Mid-tier"), is offering for sale shares of its common. The shares being offered represent 45.00% of the shares of common stock of the Mid-tier that will be outstanding following the stock offering. After the stock offering, 55.00% of the Mid-tier outstanding shares of common stock will be owned by Hometown Bancorp, MHC (the "MHC"), the federally-chartered mutual holding company parent. The Mid-tier is the holding company for the Bank. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Hometown Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 45.00% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $695 thousand,
- there will be an ESOP equal to 3.92% of the total shares funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 1.92% of the total shares, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.9% of the total shares, expensed at $3.10 per option over 5 years straight-line,
- the tax rate is assumed at 39.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.99%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2005 and December 31, 2006. We also reviewed the registration statement on Form SB-2 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners, L.P. (the Bank's underwriter), and Muldoon Murphy & Aguggia, LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of December 31, 2006, the Bank had $117.4 million in total assets, $104.5 million in deposits, $97.8 million in net loans and $8.5 million in equity. The following table shows the Bank's facilities as of December 31, 2006.

FIGURE 1 – CURRENT FACILITIES LIST

Location:	Owned Or Leased	Date of Lease Expiration	Net Book Value of Properties or Leasehold Improvements at 12/31/06 ($000s)
Main Office:			
12 Main Street Walden, New York 12586	Owned		$1,206
Branches:			
201 Ward Street, Suite L Montgomery, New York 12549	Leased	October 1, 2011	6
288 Larkin Drive Monroe, New York 10950	Leased	October 31, 2015	120
2 Sanatorium Avenue, Suite 2 Otisville, New York 10963	Leased	November 1, 2014	85
785 Route 17M Monroe, New York 10950	Leased	June 1, 2021	133
Other Properties			
(Loan Center) 74 W. Main Street Walden, New York 12586	Owned		532
(Loan Annex) 8 Main Street Walden, New York 12586	Owned		83

Source: Offering Prospectus

HISTORY AND OVERVIEW

Hometown Bancorp is a federally chartered savings and loan holding company established in 2006 to be the holding company for Walden Federal. Hometown Bancorp's business activity is the ownership of the outstanding capital stock of Walden Federal. Hometown Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Walden Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, Hometown Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Walden Federal is a federally chartered savings association originally founded in 1919. The Bank operates as a community-oriented financial institution offering financial services to consumers and businesses in its market area. The Bank attracts deposits from the general public and use those funds to originate one- to four-family real estate, multifamily and commercial real estate loans and construction, land, commercial and consumer loans, which, with the exception of long-term (over 10 years) fixed-rate one- to four-family real estate loans, the Bank primarily holds for investment. In addition, a segment of the Bank's lending business involves the purchases and sales of loan participation interests. The Bank also offers insurance and investment services through Walden Federal.

STRATEGIC DIRECTION

The Bank's mission is to operate and grow a profitable community-oriented financial institution. The Bank plans to achieve this by executing its strategy of:

- Pursuing opportunities to continue to increase and diversify the lending portfolio;
- Increasing core deposits through aggressive marketing and the offering of new deposit products;
- Expanding the branch network and lending and deposit operators;
- Continuing to use conservative underwriting practices to maintain the high quality of the loan portfolio; and
- Providing superior service to attract and retain customers.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $19.2 million, or 19.53%, from $98.2 million at December 31, 2005 to $117.4 million at December 31, 2006.

Equity has increased $756 thousand from $7.8 million at December 31, 2005 to $8.5 million at December 31, 2006. The equity to assets ratio is currently 7.26%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Asset ($ in thousands)
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Equity ($ in thousands)
$98,229
$117,413
Assets
Equity
Dec-05
Dec-06

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At December 31,	
$ in thousands	2006	2005
Selected Financial Condition Data:		
Assets	$ 117,413	$ 98,229
Investment securities	12,041	5,383
Loans receivable, net	97,833	82,945
Deposits	104,518	89,435
Borrowings	2,525	-
Total stockholders' equity	8,520	7,764

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At December 31,	
	2006	2005
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on average assets	0.78%	0.79%
Return on average equity	10.77%	9.70%
Interest rate spread	4.40%	5.05%
Net interest margin	4.92%	5.41%
Noninterest income to average assets	1.45%	1.35%
Noninterest expense to average assets	4.80%	5.12%
Efficiency ratio	78.20%	78.19%
Average interest-earning assets to average interest-bearing liabilities	123.70%	126.92%
Average equity to average assets	7.24%	8.10%
Capital Ratios:		
Tangible Capital	7.13%	7.95%
Core Capital	7.13%	7.95%
Total risk-based capital	11.15%	11.84%
Asset Quality Ratios:		
Non-performing loans to total loans	0.45%	0.10%
Allowance for loan losses to non-performing loans	141.91%	639.76%
Net charge-offs (recoveries) to average outstanding loans during the period	0.01%	0.00%
Allowance for net charge-offs to total loans	0.64%	0.64%
Other Data:		
Deposit Accounts	12,225	11,772
Number of full service offices	5	4

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $14.9 million from December 31, 2005 to December 31, 2006, however, as a percent of assets, the loan portfolio has decreased from 84.44% to 83.32%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Loans receivable, net
$ in thousands
$82,945
$97,833
Loans receivable, net
Net loans to assets
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Dec-05
Dec-06

Source: Offering Prospectus

The loan portfolio has increased substantially since December 31, 2005. The mix has been consistent over the last twelve months.

FIGURE 6 - LOAN MIX

	At December 31,			
	2006		2005	
$ in thousands	**Amount**	**Percent**	**Amount**	**Percent**
Real esate loans:				
Residential	$ 40,807	41.95%	$ 35,334	42.35%
Construction	10,760	11.06%	9,542	11.44%
Multi-family and commercial real estate	15,938	16.38%	12,625	15.13%
Land	7,648	7.86%	5,190	6.22%
Total real estate loans	75,153	77.25%	62,691	75.15%
Commercial loans	10,163	10.45%	9,508	11.40%
Consumer loans:				
Home equity lines of credit	11,381	11.70%	10,742	12.88%
Other	583	0.60%	485	0.58%
Total consumer loans	11,964	12.30%	11,227	13.46%
Total loans	97,280	100.00%	83,426	100.00%
Deferred loan fees	8		(31)	
Allowance for loan losses	(623)		(531)	
Net loans held for investment	$ 96,665		$ 82,864	

Source: Offering Prospectus

The largest component of the loan mix, 42%, is 1-4 family mortgages. The remainder of the mix is diverse with the largest piece being multi-family and commercial real estate loans.

FIGURE 7 - LOAN MIX AT DECEMBER 31, 2006


Multi-family and commercial real estate 16%
Land 8%
Commercial loans 10%
Home equity lines of credit 12%
Other 1%
Residential 42%
Construction 11%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio increased $6.8 million between December 31, 2005 and December 31, 2006.

FIGURE 8 - SECURITIES CHART



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$5,491
$12,274
Dec-05
Dec-06

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At December 31,			
	2006		2005	
$ in thousands	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available-for-sale:				
U.S. Government and agency obligations	$ 1,000	$ 997	$ -	$ -
Mutual Funds	-	-	3,026	2,952
FHLB stock	233	233	108	108
Total securities available-for-sale	1,233	1,230	3,134	3,060
Securities Held-to-Maturity				
U.S. Government and agency obligations	9,475	9,460	1,500	1,460
Mortgage-backed securities	1,569	1,556	931	899
Total securities held-to-maturity	11,044	11,016	2,431	2,359
Total securities	$ 12,277	$ 12,246	$ 5,565	$ 5,419

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets increased in 2006. At December 31, 2006, nonperforming assets were $439 thousand, or 0.37% of total assets.

FIGURE 10 - ASSET QUALITY CHART



$600
$500
$400
$300
$200
$100
$0
NPLs, REO and other NPAs
$ in thousands
0.40%
0.30%
0.20%
0.10%
0.00%
NPAs to Pd End Assets
0.31%
0.37%
$305
$439
Nonperforming Assets
NPAs to Pd End Assets
Dec-05
Dec-06

Source: Offering Prospectus

At December 31, 2006, the Bank's nonperforming loans to total loan ratio was 0.45% and the nonperforming assets to total assets ratio was 0.37%.

FIGURE 11 - NONPERFORMING LOANS

$ in thousands	At December 31, 2006	At December 31, 2005
Non-accrual loans:		
One-to-four family real estate	$ 199	$ 83
Construction	-	-
Multi-family and Commercial real estate	191	-
Land	-	-
Commercial business	49	-
Consumer	-	-
Total	439	83
Real estate owned	-	222
Other nonperforming loans	-	-
Total nonperforming assets	439	305
Troubled debt restructuring	-	-
Troubled debt restructuring and total nonperforming assets	$ 439	$ 305
Ratios:		
Total nonperforming loans to total loans	0.45%	0.10%
Total nonperforming loans to total assets	0.37%	0.08%
Total nonperforming assets to total assets	0.37%	0.31%

Source: Offering Prospectus

The ALLL increased $92 thousand from December 31, 2005 to December 31, 2006. The Bank's ALLL to loans ratio remained constant at 0.64% over the same time period.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$700
$600
$500
$400
$300
$200
$100
$0
ALLL
$ in thousands
$531
$623
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Loans
Dec-05
Dec-06

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased $15.1 million from December 31, 2005 to December 31, 2006. Borrowings increased to $2.5 million since December 31, 2005.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
$ in thousands
$89,435
$0
$104,518
$2,525
Total Deposits
Borrowed Funds
Dec-05
Dec-06

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of December 31, 2006. The largest portion of the deposit mix is certificates of deposit.

FIGURE 14 - DEPOSIT MIX


Certificates of deposit
48%
Savings accounts
13%
Money market
accounts
15%
Interest-bearing
demand deposits
6%
Noninterest-bearing
demand deposits
18%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the Bank's net portfolio value and changes in NPV based upon various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
Change in Interest Rates	**$ Amount**	**$ Change**	**% Change**	**NPV Ratio**	**Change**
(basis points)	(Dollars in thousands)				
+300 bp	$ 11,794	$ (2,686)	-18.5%	9.81%	(193) bp
+200 bp	12,971	(1,509)	-10.4%	10.68%	(107) bp
+100 bp	13,887	(593)	-4.1%	11.33%	(41) bp
0 bp	14,480	-	0.0%	11.74%	-
-100 bp	14,420	(60)	-0.4%	11.68%	(6) bp
-200 bp	14,606	126	0.9%	11.80%	6 bp

Source: Offering Prospectus

NET WORTH AND CAPITAL

At December 31, 2006, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At December 31, 2006		
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	8,373	7.13%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	8,375	7.13%
Requirement		1,761	1.50%
Excess	$	6,614	5.63%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	8,375	7.13%
Requirement		4,697	4.00%
Excess	$	3,678	3.13%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	8,998	11.15%
Requirement		6,455	8.00%
Excess	$	2,543	3.15%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank's net income increased $136 thousand between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2006. The increase was primarily attributable to an increase of $441 thousand in net interest income and a $359 thousand increase in noninterest income. The increase in noninterest income is partially due to the sale of assets. Noninterest expense increased $626 thousand, partially offsetting the gains in net interest income and noninterest income.

FIGURE 17 - NET INCOME CHART


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$ in thousands
$727
$863
Dec-05
Dec-06
For the Twelve Months Ended

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended December 31, 2006.

FIGURE 18 – CORE NET INCOME CALCULATION

Unaudited		For the Twelve Months Ended December 31, 2006
		($000's)
Net Income	$	863
Pre-Tax Adjustments:		
Losses on Sale of Securities		77
Gain on Sale of OREO		-383
Total Adjustments		-306
Tax Impact (39%)		-119
After-Tax Adjustments		-187
Core Net Income	$	676
Core ROAA		0.61%
Core ROAE		8.34%

Source: Offering Prospectus and discussions with Bank Management

The net interest spread and margin decreased between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2006.

FIGURE 19 - AVERAGE YIELDS AND COSTS

	Year Ended December 31,					
	2006			2005		
$ in thousands	Average Balance	Interest & Dividends	Yield/ Cost	Average Balance	Interest & Dividends	Yield/ Cost
Assets:						
Loans	$ 89,188	$ 6,768	7.59%	$ 78,460	$ 5,613	7.15%
Securities	12,717	551	4.33%	6,323	183	2.89%
Other interest-earning assets (1)	3,591	175	4.87%	2,957	120	4.06%
Total interest-earning assets	105,496	7,494	7.10%	87,740	5,916	6.74%
Noninterest-earning assets	5,228			4,816		
Total assets	$ 110,724			$ 92,556		
Liabilities & Equity:						
Interest-bearing demand deposits	$ 6,573	15	0.23%	$ 6,128	13	0.21%
Money market accoutns	18,943	482	2.54%	17,903	278	1.55%
Savings accounts	15,090	74	0.49%	16,328	80	0.49%
Certificates of deposit	42,708	1,627	3.81%	27,688	753	2.72%
Borrowings	1,968	105	5.34%	1,083	42	3.88%
Total interest-bearing deposits	85,282	2,303	2.70%	69,130	1,166	1.69%
Total interest-bearing liabilities						
Noninterest-bearing demand deposits (1)	16,207			15,093		
Other noninterest-bearing liabilities	1,219			835		
Total liabilities	102,709			85,058		
Retained Earnings	8,015			7,498		
Total liabilities and retained earnings	$ 110,724			$ 92,556		
Net interest income		$ 5,191			$ 4,750	
Interest rate spread			4.40%			5.05%
Net interest margin			4.92%			5.41%
Average interest-earning assets to average interest-bearing liabilities	123.70%			126.92%		

Source: Offering Prospectus

Interest rate spread decreased 65 basis points between the twelve period ended December 31, 2005 and the twelve month period ended December 31, 2006. The decrease was attributable to a larger increase in the cost of interest-bearing liabilities relative to the increase in the yield on average earnings assets. Margin decreased by 49 basis points over the same time period.

FIGURE 20 - SPREAD AND MARGIN CHART


6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.41%
5.05%
4.92%
4.40%
Spread
Margin
Dec-05
For the Twelve Months Ended
Dec-06

Source: Offering Prospectus

The Bank's net income increased $136 thousand between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2006. The increase was primarily attributable to an increase of $441 thousand in net interest income and a $359 thousand increase in noninterest income. The increase in noninterest income is partially due to the sale of assets. Noninterest expense increased $626 thousand, partially offsetting the gains in net interest income and noninterest income.

FIGURE 21 - INCOME STATEMENT TRENDS

$ in thousands	Year Ended December 31, 2006	2005
Selected Operating Data:	(Unaudited)	
Interest income	$ 7,494	$ 5,916
Interest expense	2,303	1,166
Net interest income	5,191	4,750
Provision for loan losses	102	99
Net interest income after provision for loan losses	5,089	4,651
Noninterest income	1,607	1,248
Noninterest expense	5,316	4,690
Income before expenses and taxes	1,380	1,209
Income taxes	517	482
Net income	$ 863	$ 727

Source: Offering Prospectus

The Bank's core ROAA and ROAE for the twelve month period ended December 31, 2006 were 0.61% and 8.34%, respectively. The Bank's profitability for the twelve month period ended December 31, 2006 was skewed by a $77 thousand loss on sale of securities and a $383 thousand gain on sale of OREO.

FIGURE 22 - PROFITABILITY TREND CHART


0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
ROAA
ROAE
Dec-05
Dec-06
For the Twelve Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that the Bank believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

SUBSIDIARIES

The only subsidiary of Hometown Bancorp is Walden Federal. Walden Federal has two active wholly owned subsidiaries, Ever-Green Financial Services, Inc. ("Evergreen") and Valley Services Inc. ("Valley Services"), both of which are New York corporations. Evergreen was formed in 1984. Evergreen's sole business activity is a 50% ownership interest in Evergreen Title Agency LLC. Valley Services was formed in 1999 to hold real estate owned.

2. Market Area Analysis

The following tables provide deposit and demographic data for Orange County, New York.

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR ORANGE COUNTY

Market: Orange, NY						Deposit Data as of 6/30/2006
Deposits Summary						
(Deposit data in $000)						
	6/2002	**6/2003**	**6/2004**	**6/2005**	**6/2006**	**CAGR(%)**
Bank Deposits	3,728,265	4,234,764	4,343,298	3,930,460	3,810,082	0.54
Thrift Deposits	340,541	341,345	505,761	883,055	903,419	27.62
Savings Bank Deposits	154,593	173,988	194,259	196,511	220,363	9.27
Credit Union Deposits	132,308	149,120	158,116	161,152	165,230	5.71
Total Deposits	4,223,399	4,750,097	5,043,318	5,010,026	4,933,864	3.96
Demographic Data						
	Base 2000	**Current 2006**	**Projected 2011**	**% Change 2000-2006**	**% Change 2006-2011**	
Total Population:	341,367	380,896	417,726	11.58	9.67	
0-14 Age Group (%):	24	23	22	4.57	5.50	
15-34 Age Group (%):	26	26	27	11.82	14.09	
35-54 Age Group (%):	31	30	28	7.92	2.48	
55+ Age Group (%):	18	21	23	26.73	19.07	
Total Households:	114,788	127,007	139,484	10.64	9.82	
$0-24K Households (%):	22	17	14	-15.10	-9.27	
$25-50K Households (%):	26	21	17	-10.83	-7.43	
$50K+ Households (%):	53	63	69	31.66	20.57	
Average Household Income:	62,848	80,240	98,256	27.67	22.45	
Median Household Income:	52,419	64,738	77,989	23.50	20.47	
Per Capita Income:	21,597	27,276	33,333	26.30	22.21	
Source: ESRI						

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 40 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 8 institutions that converted after March 5, 2006 were eliminated.

Of the remaining 32, FinPro then eliminated 16 of the institutions with assets in excess of $500 million as these entities have greater financial and managerial resources and a broader branch network. FinPro eliminate four which were outside the Northeast region.

This results in a total of 12 Comparables. FinPro review the recent performance and news releases of these twelve companies and removed Alliance Bancorp, Inc of Pennsylvania as it recently completed a follow on stock offering. As a result, the following eleven companies were selected for the comparable group.

FIGURE 24 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	Brooklyn	NY	4	04/06/2005
COBK	Colonial Bankshares, Inc. (MHC)	NASDAQ	Bridgeton	NJ	6	06/30/2005
FFCO	FedFirst Financial Corp. (MHC)	NASDAQ	Monessen	PA	8	04/07/2005
GOV	Gouverneur Bancorp, Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999
GCBC	Greene County Bancorp, Inc. (MHC)	NASDAQ	Catskill	NY	8	12/30/1998
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	4	01/24/2006
NVSL	Naugatuck Valley Financial Corp. (MHC)	NASDAQ	Naugatuck	CT	9	10/01/2004
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	8	11/16/2005
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	7	10/05/2004
	Hometown Bancorp, Inc.		Walden	NY	5	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $132.2 million to $479.5 million in total assets with a median of $405.1 million. The Bank's asset size was $117.4 million as of December 31, 2006. On a pro forma basis, the Bank's assets are projected to be $123.8 million at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median ROAA of 0.45% and a median ROAE of 4.49% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.03% to a high of 1.35%, while the ROAE measure ranged from a low of 0.25% to a high of 7.67%. The Bank had a core ROAA of 0.61% and a core ROAE of 8.34% for the twelve months ended December 31, 2006. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.64% and 5.22%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 12.35% with a high of 20.17% and a low of 6.92%. At December 31, 2006, the Bank had an equity to assets ratio of 7.26%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 12.01%.

4. Balance Sheet Mix At December 31, 2006, the Bank had a net loan to asset ratio of 83.32%. The median loan to asset ratio for the Comparables was 64.87%, ranging from a low of 45.51% to a high of 82.95%. On the liability side, the Bank's deposit to asset ratio was 89.02% at December 31, 2006 while the Comparable median was 70.71%, ranging from 50.62% to 87.92%. The Bank's borrowing to asset ratio of 2.15% is below the Comparable median of 11.38%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after March 5, 2006, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 25 - KEY FINANCIAL INDICATORS

	for the Twelve Months Ended 12/31/06	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	93.01	79.65
Total Net Loans to Assets	83.32	64.87
Securities to Assets	10.26	21.91
Deposits to Assets	89.02	70.71
Borrowed Funds to Assets	2.15	11.38
Balance Sheet Growth		
Asset Growth Rate	19.53	7.54
Loan Growth Rate	17.95	17.47
Deposit Growth Rate	16.86	5.76
Capital		
Equity to Assets	7.26	12.35
Tangible Equity to Tangible Assets	7.26	11.30
Intangible Assets to Equity	-	-
Regulatory Core Capital to Assets	7.13	15.45
Equity + Reserves to Assets	7.79	12.85
Asset Quality		
Non-Performing Loans to Loans	0.45	0.44
Reserves to Non-Performing Loans	141.91	117.39
Non-Performing Assets to Assets	0.37	0.33
Non-Performing Assets to Equity	5.15	2.88
Reserves to Loans	0.64	0.69
Reserves to Non-Performing Assets + 90 Days Del.	141.91	107.34
Profitability		
Return on Average Assets	0.78	0.45
Core Return on Average Assets	0.61	0.61
Return on Average Equity	10.77	4.49
Core Return on Average Equity	8.34	4.32
Income Statement		
Yield on Average Earning Assets	7.10	5.86
Cost of Average Interest Bearing Liabilities	2.70	2.94
Net Interest Spread	4.40	3.05
Net Interest Margin	4.92	3.26
Noninterest Income to Average Assets	1.45	0.59
Noninterest Expense to Average Assets	4.80	2.79
Efficiency Ratio	78.20	79.80
Overhead Ratio	71.45	74.80

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively weighed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 26 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	405,104	69.73	70.16	21.91	68.81	9.21
COBK	Colonial Bankshares, Inc. (MHC)	383,597	59.27	51.92	NA	87.92	2.17
FFCO	FedFirst Financial Corp. (MHC)	283,484	122.39	61.75	NA	50.62	31.51
GOV	Gouverneur Bancorp, Inc. (MHC)	132,213	147.50	82.95	8.50	55.53	27.04
GCBC	Greene County Bancorp, Inc. (MHC)	312,318	75.05	64.87	25.53	86.81	1.60
MGYR	Magyar Bancorp, Inc. (MHC)	449,109	107.88	81.49	9.55	76.22	11.38
NVSL	Naugatuck Valley Financial Corp. (MHC)	413,696	107.35	74.67	16.99	69.91	16.56
ONFC	Oneida Financial Corp. (MHC)	443,051	79.65	56.06	NA	70.71	14.76
PBHC	Pathfinder Bancorp, Inc. (MHC)	301,382	82.74	67.09	NA	81.49	10.46
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	466,954	62.59	46.93	47.74	75.08	5.31
PSBH	PSB Holdings, Inc. (MHC)	479,520	73.90	45.51	47.54	61.81	26.72
	Average	370,039	89.82	63.95	25.39	71.36	14.25
	Median	405,104	79.65	64.87	21.91	70.71	11.38
	Maximum	479,520	147.50	82.95	47.74	87.92	31.51
	Minimum	132,213	59.27	45.51	8.50	50.62	1.60
	Hometown Bancorp, Inc.	117,413	93.01	83.32	10.26	89.02	2.15
	Variance to the Comparable Median	(287,691)	13.36	18.45	(11.65)	18.31	(9.23)

Sources: SNL and Offering Circular Data, FinPro Computations

<u>Asset Size</u> – The Bank, at $117.4 million, is smaller than the Comparable Group median of $405.1 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $123.8 million.

<u>Asset Composition</u> - The Bank's net loans to assets ratio of 83.32% is significantly above the Comparable Group median of 64.87%. The Bank has a lower level of securities as a percentage of assets.

Funding Mix – The Bank utilizes a lower level of wholesale borrowings. The Bank funds itself through deposits, 89.02% of assets, and borrowings, 2.15% of assets. The Comparable Group has a deposits to assets ratio of 70.71% and a borrowing to asset ratio of 11.38%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 27 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	20.17	20.17	-	16.00	20.61
COBK	Colonial Bankshares, Inc. (MHC)	9.56	9.56	-	NA	9.92
FFCO	FedFirst Financial Corp. (MHC)	16.37	16.05	2.33	NA	16.69
GOV	Gouverneur Bancorp, Inc. (MHC)	15.24	15.24	-	14.90	15.95
GCBC	Greene County Bancorp, Inc. (MHC)	11.30	11.30	-	NA	11.74
MGYR	Magyar Bancorp, Inc. (MHC)	10.81	10.81	-	NA	11.72
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.35	12.31	0.38	NA	12.85
ONFC	Oneida Financial Corp. (MHC)	13.21	9.13	33.95	NA	13.68
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.92	5.66	19.29	NA	7.42
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	18.73	18.73	-	18.51	18.88
PSBH	PSB Holdings, Inc. (MHC)	10.71	9.17	15.83	8.23	11.08
	Average	13.22	12.56	6.53	14.41	13.69
	Median	12.35	11.30	-	15.45	12.85
	Maximum	20.17	20.17	33.95	18.51	20.61
	Minimum	6.92	5.66	-	8.23	7.42
	Hometown Bancorp, Inc.	7.26	7.26	-	7.13	7.79
	Variance to the Comparable Median	(5.09)	(4.04)	-	(8.32)	(5.06)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 12.35% is above the Bank's ratio of 7.26%. The Bank's pro forma equity to assets ratio is projected to be 12.01% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Five of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 28 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	0.04	NM	0.03	0.15	0.62	NM
COBK	Colonial Bankshares, Inc. (MHC)	0.12	589.27	0.06	0.64	0.69	589.27
FFCO	FedFirst Financial Corp. (MHC)	0.44	117.49	0.47	2.88	0.51	67.42
GOV	Gouverneur Bancorp, Inc. (MHC)	0.74	113.40	0.72	4.69	0.84	98.41
GCBC	Greene County Bancorp, Inc. (MHC)	0.20	342.86	0.13	1.13	0.67	342.86
MGYR	Magyar Bancorp, Inc. (MHC)	0.53	205.83	1.58	14.63	1.10	55.56
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.65	103.03	0.49	3.93	0.67	103.03
ONFC	Oneida Financial Corp. (MHC)	0.02	NM	0.01	0.09	0.83	NM
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.63	117.28	0.58	8.39	0.74	NA
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	-	NM	-	-	0.31	179.37
PSBH	PSB Holdings, Inc. (MHC)	0.72	111.65	0.33	3.06	0.80	111.65
	Average	0.37	212.60	0.40	3.60	0.71	193.45
	Median	0.44	117.39	0.33	2.88	0.69	107.34
	Maximum	0.74	589.27	1.58	14.63	1.10	589.27
	Minimum	-	103.03	-	-	0.31	55.56
	Hometown Bancorp, Inc.	0.45	141.91	0.37	5.15	0.64	141.91
	Variance to the Comparable Median	0.01	24.52	0.04	2.28	(0.05)	34.57

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.45%, is slightly above the Comparable Group median at 0.44%. The Bank had a nonperforming assets to assets ratio of 0.37% which is above the Comparable median of 0.33%. The Bank's reserve level, 0.64% of total loans, is below the Comparable median of 0.69% of loans.

Positive	Neutral	Negative
Higher Loans to Assets	Similar Pro Forma Capital	Smaller Asset Base
Higher Deposits to Assets	Similar NPLs	Lower Capital
Lower Borrowings		Higher NPAs
		Lower ALLL to Loans

The Bank's asset mix is stronger than the Comparable Group's mix. The Bank has a higher level of loans and deposits and as a percentage of assets and a lower level of borrowings relative to the Comparable Group. The Bank has lower capital levels and at the midpoint of the range will have similar capital levels. The Bank has a higher level of NPLs and NPAs, and a lower level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, modest downward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have grown substantially faster than the Comparable Group.

FIGURE 29 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	13.51	38.13	4.27
COBK	Colonial Bankshares, Inc. (MHC)	13.88	25.82	18.45
FFCO	FedFirst Financial Corp. (MHC)	2.65	2.08	14.89
GOV	Gouverneur Bancorp, Inc. (MHC)	7.54	7.48	14.07
GCBC	Greene County Bancorp, Inc. (MHC)	5.78	14.93	5.89
MGYR	Magyar Bancorp, Inc. (MHC)	12.49	28.48	1.95
NVSL	Naugatuck Valley Financial Corp. (MHC)	16.42	18.87	20.08
ONFC	Oneida Financial Corp. (MHC)	1.44	4.81	4.01
PBHC	Pathfinder Bancorp, Inc. (MHC)	1.49	7.36	3.90
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	4.40	17.47	3.63
PSBH	PSB Holdings, Inc. (MHC)	19.33	21.69	5.76
	Average	8.99	17.01	8.81
	Median	7.54	17.47	5.76
	Maximum	19.33	38.13	20.08
	Minimum	1.44	2.08	1.95
	Hometown Bancorp, Inc.	19.53	17.95	16.86
	Variance to the Comparable Median	11.99	0.48	11.10

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Asset Growth	Similar Loan Growth	
Higher Deposit Growth		

A moderate upward adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's net income increased $136 thousand between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2006. The increase was primarily attributable to an increase of $441 thousand in net interest income and a $359 thousand increase in noninterest income. The increase in noninterest income is partially due to the sale of assets. Noninterest expense increased $626 thousand, partially offsetting the gains in net interest income and noninterest income.

FIGURE 30 - NET INCOME CHART


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$ in thousands
$727
$863
Dec-05
Dec-06
For the Twelve Months Ended

Source: Offering Prospectus

The Bank's core ROAA is in-line with the Comparable Group median. The Bank's core ROAE is above the Comparable median. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis at the midpoint*, the Bank's core ROAA and core ROAE are 0.64% and 5.22%, respectively.

FIGURE 31 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Core Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	1.35	1.35	6.51	6.51
COBK	Colonial Bankshares, Inc. (MHC)	0.45	0.45	4.49	4.48
FFCO	FedFirst Financial Corp. (MHC)	0.15	0.15	0.89	0.89
GOV	Gouverneur Bancorp, Inc. (MHC)	0.96	0.77	6.24	5.01
GCBC	Greene County Bancorp, Inc. (MHC)	0.84	0.80	7.56	7.19
MGYR	Magyar Bancorp, Inc. (MHC)	0.03	0.04	0.25	0.40
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.38	0.38	2.79	2.79
ONFC	Oneida Financial Corp. (MHC)	0.96	0.84	7.67	6.68
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.34	NA	4.85	NA
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	0.79	0.78	4.18	4.15
PSBH	PSB Holdings, Inc. (MHC)	0.43	0.42	3.83	3.77
	Average	0.61	0.60	4.48	4.19
	Median	0.45	0.61	4.49	4.32
	Maximum	1.35	1.35	7.67	7.19
	Minimum	0.03	0.04	0.25	0.40
	Hometown Bancorp, Inc.	0.78	0.61	10.77	8.34
	Variance to the Comparable Median	0.33	-	6.28	4.03

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 32 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	6.68	3.13	3.55	4.32	0.64	2.48	51.93	44.55
COBK	Colonial Bankshares, Inc. (MHC)	5.51	NA	NA	2.47	0.29	2.08	79.54	76.98
FFCO	FedFirst Financial Corp. (MHC)	5.34	NA	NA	2.39	0.81	2.79	90.69	87.38
GOV	Gouverneur Bancorp, Inc. (MHC)	NA	NA	NA	3.55	0.46	2.61	69.26	64.96
GCBC	Greene County Bancorp, Inc. (MHC)	5.58	NA	NA	3.72	1.11	3.40	74.03	65.76
MGYR	Magyar Bancorp, Inc. (MHC)	6.72	NA	NA	3.64	0.29	3.36	92.47	91.82
NVSL	Naugatuck Valley Financial Corp. (MHC)	5.93	NA	NA	3.26	0.51	3.02	85.95	83.54
ONFC	Oneida Financial Corp. (MHC)	5.99	2.94	3.05	3.45	3.78	5.53	81.11	56.74
PBHC	Pathfinder Bancorp, Inc. (MHC)	5.86	2.94	2.92	3.05	0.87	3.20	86.18	81.80
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	5.72	NA	NA	2.82	0.20	1.73	59.96	57.01
PSBH	PSB Holdings, Inc. (MHC)	NA	NA	NA	2.51	0.59	2.43	79.80	74.80
	Average	5.93	3.00	3.17	3.20	0.87	2.97	77.36	71.39
	Median	5.86	2.94	3.05	3.26	0.59	2.79	79.80	74.80
	Maximum	6.72	3.13	3.55	4.32	3.78	5.53	92.47	91.82
	Minimum	5.34	2.94	2.92	2.39	0.20	1.73	51.93	44.55
	Hometown Bancorp, Inc.	7.10	2.70	4.40	4.92	1.45	4.80	78.20	71.45
	Variance to the Comparable Median	1.24	(0.24)	1.35	1.66	0.86	2.01	(1.60)	(3.35)

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 166 basis point advantage in net interest margin. Additionally, the Bank has an 86 basis point advantage in noninterest income. The Bank's noninterest income for the last twelve months was skewed by a gain on sale of OREO and a loss on sale of securities. On a core basis, the Bank's noninterest income to average assets ratio was 1.18%. The advantages in net interest margin and noninterest income are partially offset by a 160 basis point disadvantage in noninterest expense.

The Bank's efficiency ratio of 78.20% is below the Comparable median of 79.80%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher ROAE	Similar Core ROAA	Higher Noninterest Expense
Higher Pro Forma Core ROAE		
Higher Net Margin		
Higher Noninterest Income		
Lower Efficiency Ratio		
Lower Overhead Ratio		

The Bank is more profitable than the Comparables on a core ROAE basis. The Bank's core ROAA is in-line with the Comparable Group median. The Bank's earnings composition is stronger than the Comparable Group as the Bank has a higher net margin and higher noninterest income. The Bank has a higher level of noninterest expense than the Comparable Group. Taken collectively, an upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 33 – MARKET AREA DATA

Institution Name	County	Bank Deps in the County 06/30/06 ($000s)	Bank's Deposit Mkt Share (%)	Total Mkt Deposits ($000s)	Total Population 2006 (Actual)	Population Per Branch (Actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)	Unemp. Rate December 2006 (%)
Brooklyn Federal Bancorp (MHC)	Kings	$ 151,812	0.45	$ 27,655,364	2,527,283	8,509	2.51	1.41	$ 40,311	24.45	19.51	4.4
Brooklyn Federal Bancorp (MHC)	Nassau	$ 99,098	0.20	$ 43,424,090	1,345,358	2,875	0.81	0.24	$ 90,227	25.53	24.97	3.1
Brooklyn Federal Bancorp (MHC)	Suffolk	$ 29,048	0.09	$ 30,331,335	1,503,201	3,588	5.91	4.69	$ 81,248	25.22	25.11	3.3
Deposit Weighted Market Data						6,002	2.26	1.33	62,243	24.91	22.03	3.8
Colonial Bkshrs Inc. (MHC)	Cumberland	$ 264,161	14.35	$ 1,662,569	151,897	3,298	3.59	3.86	$ 46,136	17.64	13.34	6.2
Colonial Bkshrs Inc. (MHC)	Gloucester	$ 41,530	1.07	$ 3,558,010	281,422	3,474	10.50	9.34	$ 65,993	21.87	17.42	3.8
Deposit Weighted Market Data						3,322	4.53	4.61	48,834	18.21	13.89	5.9
FedFirst Financial Corp. (MHC)	Fayette	$ 20,493	1.16	$ 1,556,914	146,659	3,666	(1.34)	(1.41)	$ 33,424	21.65	16.47	6.1
FedFirst Financial Corp. (MHC)	Washington	$ 34,293	1.03	$ 2,768,812	208,236	2,853	2.63	0.95	$ 47,616	26.35	20.31	4.5
FedFirst Financial Corp. (MHC)	Westmoreland	$ 88,702	1.41	$ 6,048,992	374,710	2,584	1.27	0.59	$ 46,332	24.65	18.76	4.6
Deposit Weighted Market Data						2,803	1.23	0.39	44,795	24.75	18.81	4.8
Gouverneur Bancorp (MHC)	Jefferson	$ 10,542	0.94	$ 939,360	116,325	3,061	4.11	1.22	$ 40,906	20.13	15.05	5.3
Gouverneur Bancorp (MHC)	Saint Lawrence	$ 65,027	6.95	$ 934,736	113,056	2,899	1.01	0.16	$ 38,469	16.85	14.74	4.9
Deposit Weighted Market Data						2,922	1.44	0.31	38,809	19.03	14.78	5.0
Greene County Bncp Inc. (MHC)	Albany	$ 14,780	0.14	$ 7,390	302,669	2,501	2.75	1.61	$ 53,892	24.87	18.49	3.2
Greene County Bncp Inc. (MHC)	Columbia	$ 1,065	0.11	$ 669,900	65,729	2,858	4.18	2.33	$ 51,091	21.89	16.25	3.2
Greene County Bncp Inc. (MHC)	Greene	$ 278,905	37.47	$ 497,042	50,687	2,204	5.17	3.78	$ 43,638	19.22	15.24	4.4
Deposit Weighted Market Data						2,221	5.05	3.67	44,179	19.51	15.41	4.3
Magyar Bancorp Inc. (MHC)	Middlesex	$ 331,959	1.27	$ 331,959	795,973	3,097	6.11	5.22	$ 75,672	23.23	16.62	3.4
Magyar Bancorp Inc. (MHC)	Somerset	$ -	0.00	$ 823,707	324,037	2,592	8.92	6.69	$ 96,350	25.88	19.35	2.7
Deposit Weighted Market Data						3,097	6.11	5.22	75,672	23.23	16.62	3.4
Naugatuck Valley Finl (MHC)	Fairfield	$ 28,387	0.12	$ 21,432,780	915,584	2,488	3.74	2.53	$ 81,678	25.90	19.93	3.2
Naugatuck Valley Finl (MHC)	New Haven	$ 241,189	1.34	$ 16,943,741	853,762	3,222	3.61	2.30	$ 60,019	22.90	15.22	4.1
Deposit Weighted Market Data						3,144	3.62	2.32	62,300	23.22	15.72	4.0
Oneida Financial Corp. (MHC)	Madison	$ 293,740	38.08	$ 624,481	70,744	3,369	1.88	0.77	$ 47,869	19.13	15.56	4.3
Oneida Financial Corp. (MHC)	Oneida	$ 76,335	1.97	$ 2,930,100	234,646	3,725	(0.35)	0.03	$ 43,405	20.90	16.53	3.7
Oneida Financial Corp. (MHC)	Onondaga	$ 5,894	0.09	$ 6,416,834	460,282	3,174	0.42	0.00	$ 50,452	23.43	18.85	3.6
Deposit Weighted Market Data						3,438	1.40	0.61	47,003	19.56	15.81	4.2
Pathfinder Bancorp Inc. (MHC)	Oswego	$ 257,297	25.20	$ 793,708	124,866	4,028	2.03	0.54	$ 43,313	18.19	13.81	5.3
Deposit Weighted Market Data						4,028	2.03	0.54	43,313	18.19	13.81	5.3
Prudential Bncp Inc. PA (MHC)	Delaware	$ 25,526	0.29	$ 7,925,487	557,393	3,114	1.19	0.17	$ 63,220	26.18	20.68	3.7
Prudential Bncp Inc. PA (MHC)	Philadelphia	$ 337,189	0.81	$ 36,460,394	1,472,480	4,369	(2.97)	(2.23)	$ 38,168	24.00	19.91	5.8
Deposit Weighted Market Data						4,281	(2.68)	(2.06)	39,931	24.15	19.96	5.7
PSB Holdings Inc. (MHC)	New London	$ 44,123	0.98	$ 3,620,017	271,465	3,085	4.78	3.09	$ 61,758	21.91	15.41	3.6
PSB Holdings Inc. (MHC)	Windham	$ 254,866	16.71	$ 997,482	115,883	3,311	6.23	5.97	$ 54,130	19.99	15.39	4.5
Deposit Weighted Market Data						3,278	6.01	5.55	55,256	20.27	15.39	4.4
Comparable Median						**3,278**	**2.26**	**1.33**	**47,003**	**20.27**	**15.72**	**4.4**
Walden Federal Savings & Loan	Orange	$ 103,684	2.10	$ 4,371,973	380,896	2,976	11.58	9.67	$ 64,738	23.50	20.47	3.4
Deposit Weighted Market Data						**2,976**	**11.58**	**9.67**	**64,738**	**23.50**	**20.47**	**3.4**
State of New York					19,532,703	3,810	2.93	2.15	54,403	24.83	19.48	3.8
National					303,582,361	3,790	7.87	6.66	51,546	22.25	17.77	4.9

Sources: SNL Securities

Positive	Neutral	Negative
Higher population growth		Lower Population per Branch
Higher household income		
Higher household income growth		

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets, and are projected to grow at a rate faster than the Comparables. There is a higher level of competition based upon the lower population per branch ratio. Based upon these factors, a moderate upward adjustment is warranted for market area.

Cash Dividends

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a cash dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

Figure 34 - Dividend Data

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	0.85	7.50
COBK	Colonial Bankshares, Inc. (MHC)	-	-
FFCO	FedFirst Financial Corp. (MHC)	-	-
GOV	Gouverneur Bancorp, Inc. (MHC)	2.46	28.30
GCBC	Greene County Bancorp, Inc. (MHC)	3.25	77.42
MGYR	Magyar Bancorp, Inc. (MHC)	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	1.61	100.00
ONFC	Oneida Financial Corp. (MHC)	4.00	87.04
PBHC	Pathfinder Bancorp, Inc. (MHC)	3.19	100.00
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	1.19	51.61
PSBH	PSB Holdings, Inc. (MHC)	2.23	85.71
	Average	1.71	53.76
	Median	1.61	64.52
	Maximum	4.00	100.00
	Minimum	-	-
	Hometown Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

Eight of the eleven Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 64.52%, ranging from a high of 100.00% to a low of 53.76%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 12.01%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is necessary for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 35 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data						
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	190.50	14.17	14.50	11.25	NA	NA
COBK	Colonial Bankshares, Inc. (MHC)	65.10	14.40	14.90	10.90	8.11	8.11
FFCO	FedFirst Financial Corp. (MHC)	63.30	9.30	10.85	8.89	NA	NA
GOV	Gouverneur Bancorp, Inc. (MHC)	28.00	12.18	14.35	11.10	8.77	8.77
GCBC	Greene County Bancorp, Inc. (MHC)	63.90	15.40	17.00	14.00	8.56	8.56
MGYR	Magyar Bancorp, Inc. (MHC)	85.50	14.44	14.98	10.62	8.20	8.20
NVSL	Naugatuck Valley Financial Corp. (MHC)	93.40	12.45	12.95	10.17	NA	NA
ONFC	Oneida Financial Corp. (MHC)	93.40	12.00	12.86	9.75	7.62	5.03
PBHC	Pathfinder Bancorp, Inc. (MHC)	31.70	12.84	16.00	11.70	8.46	NA
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	162.20	13.50	14.40	12.27	NA	NA
PSBH	PSB Holdings, Inc. (MHC)	73.20	10.76	11.48	10.39	7.66	NA
	Average	86.38	12.86	14.02	11.00	8.20	7.73
	Median	73.20	12.84	14.40	10.90	8.20	8.20
	Maximum	190.50	15.40	17.00	14.00	8.77	8.77
	Minimum	28.00	9.30	10.85	8.89	7.62	5.03
	Hometown Bancorp, Inc.	18.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(55.20)	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $28.0 million to a high of $190.5 million with a median market capitalization of $73.2 million. The Bank expects to have $18.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade OTC Bulletin Board, while all of the Comparables trade on NASDAQ or AMEX.

A downward adjustment for this factor appears warranted, due to the lower pro forma level of market capitalization and expected liquidity, relative to the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

Although the Bank has new management team, the current team was hired from within the institution and has considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions rose from 2006 to 2007 YTD.

FIGURE 36 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84
PBCP	Polonia Bancorp (MHC)	01/16/2007	10.0000	55.00	11,990	84.49
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26
Q1'07	**Average**					**83.86**
	Median					**84.26**
2007 YTD	**Average**					**83.86**
	Median					**84.26**
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16
Q4'06	**Average**					**74.54**
	Median					**79.23**
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76
Q3'06	**Average**					**81.50**
	Median					**79.67**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19
Q2'06	**Average**					**77.38**
	Median					**77.38**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72
Q1'06	**Average**					**79.02**
	Median					**82.27**
2006	**Average**					**77.87**
	Median					**79.42**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52
Q4'05	**Average**					**82.44**
	Median					**82.52**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3'05	**Average**					**79.65**
	Median					**79.65**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2'05	**Average**					**83.49**
	Median					**84.61**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp. (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/13/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1'05	**Average**					**85.82**
	Median					**87.33**
2005	**Average**					**83.67**
	Median					**84.38**
1/1/2005	**Average**					**81.52**
3/5/2007	**Median**					**82.50**

Source: SNL Securities

The first day "pop" increased from 6.00% in 2005 to 10.00% in 2006 to 23.00% in 2007. Larger deals have substantial outperformed smaller deals.

FIGURE 37 - MHC REORGANIZATIONS PRICE APPRECIATION

			Percent Change from IPO				
Ticker	Short Name	IPO Date	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	59.70	54.30	55.00	NA	50.20
PBCP	Polonia Bancorp (MHC)	01/16/2007	1.00	1.40	0.50	NA	0.50
MSBF	MSB Financial Corp. (MHC)	01/05/2007	23.00	21.50	19.30	NA	16.00
Q1'07	Average		27.90	25.73	24.93	NA	22.23
	Median		23.00	21.50	19.30	NA	16.00
2007 YTD	Average		27.90	25.73	24.93	NA	22.23
	Median		23.00	21.50	19.30	NA	16.00
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.00	10.00	-2.50	NA	-1.50
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	7.00	6.50	6.50	9.00	9.50
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	49.90	52.50	53.90	69.40	67.90
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	29.50	27.90	30.10	35.00	37.10
Q4'06	Average		24.10	24.23	22.00	37.80	28.25
	Median		19.75	18.95	18.30	35.00	23.30
ROMA	Roma Financial Corporation (MHC)	07/12/2006	41.00	45.00	46.60	49.80	50.20
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	0.00	-1.50	-7.00	-9.70	-8.50
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.00	12.00	12.00	12.70	19.20
Q3'06	Average		17.00	18.50	17.20	17.60	20.30
	Median		10.00	12.00	12.00	12.70	19.20
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	11.30	10.00	14.00	12.50	44.10
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	7.00	5.50	2.90	0.10	20.00
Q2'06	Average		9.15	7.75	8.45	6.30	32.05
	Median		9.15	7.75	8.45	6.30	32.05
UCBA	United Community Bancorp (MHC)	03/31/2006	8.00	8.40	5.50	4.30	18.00
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	6.50	5.00	6.00	15.00	44.40
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	NA	2.50	0.00	1.00	4.00
Q1'06	Average		7.25	5.30	3.83	6.77	22.13
	Median		7.25	5.00	5.50	4.30	18.00
2006	Average		16.38	15.32	14.00	18.10	25.37
	Median		10.00	9.20	6.25	12.50	19.60
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	NA	0.00	-6.00	-5.70	5.00
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	0.20	0.70	5.20	16.80	47.20
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	12.50	11.50	9.50	15.60	71.80
Q4'05	Average		6.35	4.07	2.90	8.90	41.33
	Median		6.35	0.70	5.20	15.60	47.20
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.00	5.00	7.00	-2.50	35.00
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	17.50	15.70	17.00	13.70	42.50
Q3'05	Average		13.75	10.35	12.00	5.60	38.75
	Median		13.75	10.35	12.00	5.60	38.75
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	6.00	6.90	7.50	5.70	44.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	7.50	7.20	9.30	10.00	62.50
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.00	2.50	1.50	1.50	10.50
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	4.80	10.50	19.60	38.90	45.90
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	-6.60	-7.10	-14.50	-9.00	-7.00
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	-0.50	-0.10	-5.00	7.90	41.70
Q2'05	Average		3.53	3.32	3.07	9.17	32.93
	Median		5.40	4.70	4.50	6.80	42.85
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	-1.50	-6.50	-12.50	8.40	35.00
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	7.90	11.00	12.40	15.50	2.00
KRNY	Kearny Financial Corp. (MHC)	02/24/2005	13.90	14.30	10.80	6.00	45.00
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	-1.00	0.00	-0.80	-6.00	3.50
BVFL	BV Financial, Inc. (MHC)	01/13/2005	NA	-5.50	-1.50	-9.50	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	2.00	0.00	0.50	-3.50	-11.70
Q1'05	Average		4.26	2.22	1.48	1.82	10.63
	Median		2.00	-	(0.15)	1.25	2.75
2005	Average		5.51	3.89	3.53	6.11	27.23
	Median		6.00	2.50	5.20	6.00	35.00
1/1/2005	Average		11.95	10.22	9.46	10.82	26.06
3/5/2007	Median		7.90	6.70	6.25	8.15	27.50

Source: SNL Securities

The aftermarket performance warrants an upward adjustment as many of the new issues have traded up and subscription interest is solid. However, smaller deals have not attracted as much interest.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Modest Downward
Balance Sheet Growth	Moderate Upward
Earnings Quality, Predictability and Growth	Upward
Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Issue	Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Upward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 9 through13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New York public thrifts, all publicly traded thrifts and the recent MHC conversions (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New York MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123r, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123r.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustment defined in the section above, the Bank is pricing at the midpoint as if fully converted is estimated to be $18,000,000. Based upon a range below and above the midpoint value, the relative values are $15,300,000 at the minimum and $20,700,000 at the maximum respectively. At the super maximum of the range, the offering value would be $23,805,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 38 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	1,800,000	$	10.00	$	18,000,000
Range:					
- Minimum	1,530,000	$	10.00		15,300,000
- Maximum	2,070,000		10.00		20,700,000
- Super Maximum	2,380,500		10.00		23,805,000

Source: FinPro Inc. Pro forma Model

FIGURE 39 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	16.39						
Price-Core Earnings Ratio P/E	Mid	18.52	37.92	28.70	28.26	23.75	36.89	32.63
	Max	20.41						
	Smax	22.73						
	Min	71.89%						
Price-to-Book Ratio P/B	Mid	76.05%	92.07%	97.27%	90.35%	91.15%	97.47%	97.62%
	Max	79.49%						
	Smax	82.71%						
	Min	71.89%						
Price-to-Tangible Book Ratio P/TB	Mid	76.05%	95.90%	97.35%	94.88%	92.87%	99.93%	97.67%
	Max	79.49%						
	Smax	82.71%						
	Min	11.75%						
Price-to-Assets Ratio P/A	Mid	13.58%	20.15%	19.18%	23.91%	19.21%	24.80%	23.99%
	Max	15.34%						
	Smax	17.29%						

Source: FinPro Calculations

FIGURE 40 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	15.38	18.52	76.05%	76.05%	13.58%
Comparable Group Median	27.73	28.70	97.27%	97.35%	19.18%
(Discount) Premium	-44.54%	-35.48%	-21.81%	-21.88%	-29.19%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 35.48% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 21.88% discount to the Comparable Group.

FIGURE 41 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	18.87	22.73	82.71%	82.71%	17.29%
Comparable Group Median	27.73	28.70	97.27%	97.35%	19.18%
(Discount) Premium	-31.95%	-20.81%	-14.97%	-15.04%	-9.85%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 20.81% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 15.04% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 45.00%, is $8,100,000. Based upon a range below and above the midpoint value, the relative values are $6,885,000 at the minimum and $9,315,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $10,712,250.

FIGURE 42 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $15,300,000 at 45%	688,500	$10.00	$6,885,000
Appraised Value - $18,000,000 at 45%	810,000	$10.00	$8,100,000
Appraised Value - $20,700,000 at 45%	931,500	$10.00	$9,315,000
Appraised Value - $23,805,000 at 45%	1,071,225	$10.00	$10,712,250

Source: FinPro Inc. Pro forma Model

FIGURE 43 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	18.52	23.26	121.07%	121.07%	14.54%
Unadjusted MHC Trading Median	35.40	39.00	176.10%	179.90%	20.80%
(Discount) Premium	-47.68%	-40.36%	-31.25%	-32.70%	-30.10%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 40.36% on a *MHC* core earnings basis. On a price to *MHC* tangible book basis, the Bank is priced at a 32.70% discount to the Comparable Group.

FIGURE 44 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	23.81	29.41	138.89%	138.89%	18.89%
Unadjusted MHC Trading Median	35.40	39.00	176.10%	179.90%	20.80%
(Discount) Premium	-32.74%	-24.59%	-21.13%	-22.80%	-9.18%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 24.59% on a *MHC* core earnings basis. On a price to *MHC* tangible book basis, the Bank is priced at a 22.80% discount to the Comparable Group.

COMPARISON TO RECENT MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 45 – COMPARISON TO FILED AND PENDING MHC OFFERINGS

Name	State	Super Maximum Appraisal Price to Full Converted Tangible Book
Hometown Bancorp	NY	82.71%
Applications Filed:		
None		
Pending Offerings:		
Delanco Bancorp	NJ	84.57%
Sugar Creek Financial Corp.	IL	73.11%
TFS Financial Corp.	OH	87.48%
Closed, But Not Trading:		
None		

Source: 03/05/07 Conversion Watch

FinPro also considered the trading multiples of other recently converted Upstate New York MHCs relative to the Bank on a fully converted basis.

FIGURE 46 – COMPARISON TO RECENT UPSTATE NEW YORK MHCS

		Current Stock Price	Current Market Value	Current Price in Relation to				
Ticker	Short Name	($)	($M)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	9.15	21.80	80.31	91.98	74.17	75.24	13.27
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.00	79.40	30.88	30.88	87.38	87.38	20.29
	Hometown Bancorp, Inc. - Midpoint	10.00	18.00	15.38	18.52	76.05	76.05	13.58
	Hometown Bancorp, Inc. - Smax	10.00	23.80	18.87	22.73	82.71	82.71	17.29

Source: FinPro Calculations

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed MHC offerings and recent Upstate New York MHCs as secondary checks.

It is, therefore, FinPro's opinion that as of March 5, 2007, the estimated pro forma market value of the Bank in a full offering was $18,000,000 at the midpoint of a range with a minimum of $15,300,000 to a maximum of $20,700,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $23,805,000.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 45.00% will equal 688,500 shares, 810,000 shares, 931,500 shares and 1,071,225 shares at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1

Profile of FinPro, Inc. and the Author

About the Firm

FinPro; Inc. was established in 1987 as a full service management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is a proven leader in strategic planning, market feasibility, de novo bank formation, corporate finance, M&A, asset/liability management, and regulatory consulting.

FinPro principals *are frequent* speakers and presenters at financial institution trade association functions and moderate over fifty board retreats each year.

FinPro closely monitors information from the regulatory agencies to stay current with upcoming policies and rules.

FinPro combines its entrepreneurial problem solving skills to maximize value, while working within the regulatory framework.

In addition, FinPro shares its industry expertise by teaching at:

- Stonier Graduate School of Banking
  - strategic planning
  - mergers and acquisitions
- Graduate School of Banking at Colorado
  - strategic planning
- Graduate School of Bank Investments and Financial Management at the University of South Carolina
  - capital markets
  - finance
- Central Bank of Russia
  - strategic planning

As the attached testimonials attest, FinPro is a relationship oriented firm that continually exceeds its customers' expectations. We serve our clients throughout their lifecycle providing institution specific advice. This is in-line with our core principle of building value together.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Authors

Dennis Gibney joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Strategic analysis, branch divestitures/acquisitions and fixed income investment portfolio analysis are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. He was a featured speaker for The Risk Management Association on the topic of financial statement analysis. Dennis has appraised over $3.0 billion worth of thrift conversion IPOs, the two most notable being that of Roslyn Bancorp, Inc and Investors Bancorp, Inc. (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners L.P.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA
Managing Director

About the Authors

Greg joined FinPro in February of 2004.

Greg manages engagements for asset liability management, strategic planning and market feasibility engagements. Greg's experience includes mutual-to-stock conversions; balance sheet management strategies, the de novo banking process, and investment advisory.

Since joining FinPro, Greg has gained extensive industry experience in asset liability management and plays an integral role in the development and enhancement of the firm's interest rate risk and strategic planning model.

Prior to joining FinPro, Greg was an Account Executive at Datamonitor, Inc., a market research company, where he was responsible for business development within the venture capital sector. Greg also gained investment banking experience as a Senior Analyst at Thomson Financial, where he was responsible for the research and analysis of fixed-income products.

Greg earned a B.A. degree from Rutgers University in New Brunswick, NJ.



Gregory S. Garcia
Managing Director

Exhibit 2.
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
	(Dollars in Thousands, Except Per Share Data)	
Assets		
Cash and due from banks	$ 2,726	$ 3,499
Interest bearing demand deposits with banks	539	2,303
Cash and Cash Equivalents	3,265	5,802
Securities available for sale	997	2,952
Securities held to maturity (fair value 2006 $11,016; 2005 $2,359)	11,044	2,431
Loans held for sale	1,168	81
Loans receivable, net of allowance for loan losses (2006 $623; 2005 $531)	96,665	82,864
Premises and equipment, net	2,527	2,377
Federal Home Loan Bank stock, at cost	233	108
Foreclosed real estate	-	222
Accrued interest receivable and other assets	1,514	1,392
Total Assets	$117,413	$98,229
Liabilities and Stockholder's Equity		
Liabilities		
Deposits:		
Noninterest bearing	$ 18,692	$ 18,434
Interest bearing	85,826	71,001
Total Deposits	104,518	89,435
Federal Home Loan Bank advances	2,525	-
Advances from borrowers for taxes and insurance	432	396
Accrued interest payable	384	13
Other liabilities	1,034	621
Total Liabilities	108,893	90,465
Commitments and Contingencies	-	-
Stockholder's Equity		
Preferred stock, $0.01 par value; 3,000,000 shares authorized and unissued	-	-
Common stock, $0.01 par value; 7,000,000 shares authorized; issued and outstanding (2006 100 shares; 2005 -0- shares)	-	-
Paid-in capital	150	-
Retained earnings	8,372	7,809
Accumulated other comprehensive loss	(2)	(45)
Total Stockholder's Equity	8,520	7,764
Total Liabilities and Stockholder's Equity	$117,413	$98,229

See notes to consolidated financial statements.

Exhibit 3.
Consolidated Statements of Income

	Years Ended December 31,	
	2006	2005
	(In Thousands)	
Interest Income		
Loans receivable, including fees	$6,768	$5,613
Securities, taxable	551	183
Other	175	120
Total Interest Income	7,494	5,916
Interest Expense		
Deposits	2,198	1,124
Federal Home Loan Bank advances	105	42
Total Interest Expense	2,303	1,166
Net Interest Income	5,191	4,750
Provision for Loan Losses	102	99
Net Interest Income after Provision for Loan Losses	5,089	4,651
Other Income		
Banking fees and service charges	826	672
Mortgage banking income, net	319	473
Investment brokerage fees	76	74
Realized losses on sales of securities	(77)	(2)
Foreclosed assets, net	383	(48)
Other	80	79
Total Other Income	1,607	1,248
Other Expenses		
Salaries and employee benefits	3,165	2,890
Occupancy and equipment	573	512
Professional fees	182	103
Advertising and marketing	268	198
Data processing	440	347
Telephone and postage	188	167
Other	500	473
Total Other Expenses	5,316	4,690
Income before Income Taxes	1,380	1,209
Income Tax Expense	517	482
Net Income	$ 863	$ 727

Exhibit 4.

Consolidated Statements of Stockholder's Equity

Years Ended December 31, 2006 and 2005

(In Thousands)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2004	$ -	$ -	$7,082	$(24)	$7,058
Comprehensive income:					
Net income	-	-	727	-	727
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	-	-	-	(21)	(21)
Total Comprehensive Income					706
Balance - December 31, 2005	-	-	7,809	(45)	7,764
Comprehensive income:					
Net income	-	-	863	-	863
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	-	-	-	43	43
Total Comprehensive Income					906
Capitalization of Hometown Bancorp, Inc.	-	150	(150)	-	-
Dividend paid to capitalize Hometown Bancorp, MHC	-	-	(150)	-	(150)
Balance - December 31, 2006	$ -	$150	$8,372	$ (2)	$8,520

Exhibit 5.
Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2006	2005
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	$ 863	$ 727
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	209	163
Provision for loan losses	102	99
Amortization of mortgage servicing rights	180	223
Net amortization (accretion) of securities premiums and discounts	(74)	4
Deferred income taxes (benefit)	(96)	(101)
Net realized loss on sales of securities	77	2
Net gain on sale of loans	(218)	(249)
Loans originated for sale	(12,280)	(19,495)
Proceeds from sale of loans	11,411	19,663
Net realized gain on sale of foreclosed assets	(451)	-
Increase in accrued interest receivable and other assets	(302)	(96)
Increase in accrued interest payable and other liabilities	851	41
Net Cash Provided by Operating Activities	272	981
Cash Flows from Investing Activities		
Activity in available for sale securities:		
Purchases	(1,051)	(102)
Proceeds from sales	3,000	-
Activity in held to maturity securities:		
Purchases	(9,853)	-
Maturities, calls and principal repayments	1,315	1,714
Net increase in loans receivable	(11,675)	(10,936)
Purchases of loan participations	(2,228)	-
Proceeds from sale of foreclosed assets	673	854
Net (increase) decrease in Federal Home Loan Bank stock	(125)	207
Purchases of bank premises and equipment	(359)	(293)
Net Cash Used in Investing Activities	(20,303)	(8,556)
Cash Flows from Financing Activities		
Net increase in deposits	15,083	10,243
Net increase in Federal Home Loan Bank advances	2,525	-
Increase in advances from borrowers for taxes and insurance	36	34
Dividend paid to Hometown Bancorp, MHC	(150)	-
Net Cash Provided by Financing Activities	17,494	10,277
Net Increase (Decrease) in Cash and Cash Equivalents	(2,537)	2,702
Cash and Cash Equivalents - Beginning	5,802	3,100
Cash and Cash Equivalents - Ending	$ 3,265	$ 5,802
Supplementary Cash Flows Information		
Interest paid	$ 1,932	$ 1,157
Income taxes paid	$ 703	$ 572
Loans transferred to foreclosed real estate	$ -	$ 1,019

Exhibit 6
Net Income Reconciliation
For the Twelve Months Ended December 31, 2006

Description	Net Income ($ in 000's)
03/31/06 TFR SO Net Income (three months)	$ 102
06/30/06 TFR SO Net Income (three months)	107
09/30/06 TFR SO Net Income (three months)	209
12/31/06 TFR SO Net Income (three months)	420
Net Income for 12 Months Ended 12/31/06	838
Consolidated net income for 12 months ended 09/30/06	863
Variance	(25)
Adjustments:	
Plus: Reclassification of depreciation expense net of tax, not caputred in the TFR	20
Plus: Holding Company expense not reported on Bank TFR report	3
Total Adjustments	23
Variance - Other	(2)

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Starting Group - 70 MHCs									
Eliminate 30 Listed OTC or Pink Sheets - 40 Remain									
AF Financial Group, Inc. (MHC)	ASFE	OTCBB	10/07/1996	No	NC	SE	248,008	1,005	7.24
AJS Bancorp, Inc. (MHC)	AJSB	OTCBB	12/27/2001	No	IL	MW	266,497	911	3.22
Alamogordo Financial Corp. (MHC)	ALMG	OTCBB	05/16/2000	No	NM	SW	147,787	673	2.43
Ben Franklin Financial, Inc. (MHC)	BFFI	OTCBB	10/19/2006	No	IL	MW	NA	NA	NA
BV Financial, Inc. (MHC)	BVFL	OTCBB	01/13/2005	No	MD	MA	133,491	117	0.63
Charter Financial Corporation (MHC)	CHFN	OTCBB	10/17/2001	No	GA	SE	1,114,917	53,808	20.31
Eagle Bancorp (MHC)	EBMT	OTCBB	04/05/2000	No	MT	WE	238,085	1,724	7.48
Equitable Financial Corp. (MHC)	EQFC	OTCBB	11/09/2005	No	NE	MW	185,958	-971	-4.13
Eureka Financial Corporation (MHC)	EKFC	OTCBB	01/07/1999	No	PA	MA	97,771	994	5.00
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	OTCBB	10/21/2003	No	NY	MA	156,037	216	1.34
Georgetown Bancorp, Inc. (MHC)	GTWN	OTCBB	01/06/2005	No	MA	NE	164,394	-542	-2.90
Greenville Federal Financial Corporation (MHC)	GVFF	OTCBB	01/05/2006	No	OH	MW	131,590	534	2.48
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	OTCBB	01/21/2005	No	LA	SW	124,187	613	2.05
Lincoln Park Bancorp (MHC)	LPBC	OTCBB	12/20/2004	No	NJ	MA	95,825	361	2.72
MainStreet Financial Corporation (MHC)	MSFN	OTCBB	12/27/2006	No	MI	MW	NA	NA	NA
Mid-Southern Savings Bank, FSB (MHC)	MSVB	OTCBB	04/09/1998	No	IN	MW	159,480	976	5.92
Minden Bancorp, Inc. (MHC)	MDNB	OTCBB	07/02/2002	No	LA	SW	115,966	1,339	6.86
Mutual Federal Bancorp, Inc. (MHC)	MFDB	OTCBB	04/06/2006	No	IL	MW	73,555	489	2.12
North Penn Bancorp, Inc. (MHC)	NPEN	OTCBB	06/02/2005	No	PA	MA	117,970	-69	-0.54
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	OTCBB	07/15/2005	No	IL	MW	193,062	1,614	8.18
Polonia Bancorp (MHC)	PBCP	OTCBB	01/16/2007	No	PA	MA	NA	NA	NA
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	OTCBB	07/11/2006	No	NY	MA	154,072	83	0.68
Service Bancorp, Inc. (MHC)	SERC	OTCBB	10/08/1998	No	MA	NE	411,119	1,517	5.39
SFSB, Inc. (MHC)	SFBI	OTCBB	12/31/2004	No	MD	MA	176,509	-22	-0.10
Wake Forest Bancshares, Inc. (MHC)	WAKE	OTCBB	04/03/1996	No	NC	SE	106,295	1,702	9.27
Wawel Savings Bank (MHC)	WAWL	OTCBB	04/01/2004	No	NJ	MA	98,238	1,085	7.34
Westborough Financial Services, Inc. (MHC)	WFSM	OTCBB	02/16/2000	Yes	MA	NE	300,525	-591	-2.09
First Federal of South Carolina, FSB (MHC)	FSGB	Pink	11/14/1994	No	SC	SE	117,280	476	4.80
Guaranty Financial Corp. (MHC)	GFCJ	Pink	06/21/1993	No	WI	MW	1,770,966	161	0.10
Webster City Federal Bancorp (MHC)	WCFB	Pink	08/15/1994	No	IA	MW	96,753	627	2.99
Eliminate 8 Recent Conversions - 32 Remain									
United Community Bancorp (MHC)	UCBA	NASDAQ	03/31/2006	No	IN	MW	357,585	1,159	2.01
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	04/04/2006	No	NY	MA	354,234	1,819	4.05

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Northeast Community Bancorp, Inc. (MHC)	NECB	NASDAQ	07/06/2006	No	NY	MA	290,110	1,692	NA
Roma Financial Corporation (MHC)	ROMA	NASDAQ	07/12/2006	No	NJ	MA	873,840	4,678	NA
Fox Chase Bancorp, Inc. (MHC)	FXCB	NASDAQ	10/02/2006	No	PA	MA	756,393	3,634	4.59
ViewPoint Financial Group (MHC)	VPFG	NASDAQ	10/03/2006	No	TX	SW	1,576,692	9,686	6.76
MSB Financial Corp. (MHC)	MSBF	NASDAQ	01/05/2007	No	NJ	MA	NA	NA	NA
Oritani Financial Corp. (MHC)	ORIT	NASDAQ	01/24/2007	No	NJ	MA	NA	NA	NA
Eliminate 16 With Assets More than $500M - 16 Remain									
Ocean Shore Holding Company (MHC)	OSHC	NASDAQ	12/22/2004	No	NJ	MA	562,261	3,149	5.08
SI Financial Group, Inc. (MHC)	SIFI	NASDAQ	10/01/2004	No	CT	NE	757,037	2,778	3.44
Home Federal Bancorp, Inc. (MHC)	HOME	NASDAQ	12/07/2004	No	ID	WE	767,584	5,721	5.35
BCSB Bankcorp, Inc. (MHC)	BCSB	NASDAQ	07/08/1998	No	MD	MA	767,851	-7,507	-21.22
K-Fed Bancorp (MHC)	KFED	NASDAQ	03/31/2004	No	CA	WE	776,684	5,013	5.39
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NASDAQ	03/04/2004	No	NJ	MA	816,940	2,899	1.49
Atlantic Coast Federal Corporation (MHC)	ACFC	NASDAQ	10/05/2004	No	GA	SE	842,825	5,152	5.50
Abington Community Bancorp, Inc. (MHC)	ABBC	NASDAQ	12/17/2004	No	PA	MA	925,186	6,802	5.94
United Financial Bancorp, Inc. (MHC)	UBNK	NASDAQ	07/13/2005	No	MA	NE	1,008,923	4,924	3.59
Rockville Financial, Inc. (MHC)	RCKB	NASDAQ	05/23/2005	No	CT	NE	1,213,156	8,051	5.25
Wauwatosa Holdings, Inc. (MHC)	WAUW	NASDAQ	10/05/2005	No	WI	MW	1,648,470	8,053	3.41
Kearny Financial Corp. (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,018,030	5,791	1.17
Investors Bancorp, Inc. (MHC)	ISBC	NASDAQ	10/12/2005	No	NJ	MA	5,447,019	30,363	3.39
Northwest Bancorp, Inc. (MHC)	NWSB	NASDAQ	11/07/1994	No	PA	MA	6,527,815	51,536	8.60
Capitol Federal Financial (MHC)	CFFN	NASDAQ	04/01/1999	No	KS	MW	8,205,833	45,055	5.22
People's Bank (MHC)	PBCT	NASDAQ	07/06/1988	No	CT	NE	10,687,000	124,000	9.40
Eliminate 4 Outside of the Region - 12 Remain									
Heritage Financial Group (MHC)	HBOS	NASDAQ	06/30/2005	No	GA	SE	413,377	2,354	3.44
Jacksonville Bancorp, Inc. (MHC)	JXSB	NASDAQ	04/21/1995	No	IL	MW	259,230	1,042	5.17
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	03/03/2005	No	KY	MW	265,378	1,086	1.73
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	01/06/2004	No	OH	MW	312,260	1,834	2.47
Eliminate 1 Capital Offering - 11 Remain									
Alliance Bancorp, Inc. of Pennsylvania (MHC)	ALLB	NASDAQ	03/03/1995	No	PA	MA	378,330	1,531	4.51

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Resulting Comparable Group of 11 Institutions									
Gouverneur Bancorp, Inc. (MHC)	GOV	AMEX	03/23/1999	No	NY	MA	132,213	1,221	6.24
FedFirst Financial Corp. (MHC)	FFCO	NASDAQ	04/07/2005	No	PA	MA	283,484	409	0.89
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	11/16/1995	No	NY	MA	301,382	1,028	4.85
Greene County Bancorp, Inc. (MHC)	GCBC	NASDAQ	12/30/1998	No	NY	MA	312,318	2,571	7.56
Colonial Bankshares, Inc. (MHC)	COBK	NASDAQ	06/30/2005	No	NJ	MA	383,597	1,611	4.49
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NASDAQ	04/06/2005	No	NY	MA	405,104	5,117	6.51
Oneida Financial Corp. (MHC)	ONFC	NASDAQ	12/30/1998	No	NY	MA	443,051	4,198	7.67
Magyar Bancorp, Inc. (MHC)	MGYR	NASDAQ	01/24/2006	No	NJ	MA	449,109	111	0.25
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	03/30/2005	No	PA	MA	466,954	3,646	4.18
Naugatuck Valley Financial Corp. (MHC)	NVSL	NASDAQ	10/01/2004	No	CT	NE	413,696	1,448	2.79
PSB Holdings, Inc. (MHC)	PSBH	NASDAQ	10/05/2004	No	CT	NE	479,520	1,937	3.83

Exhibit 8

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data											
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	Brooklyn	NY	4	04/06/2005	405,104	69.73	70.16	21.91	68.81	9.21
COBK	Colonial Bankshares, Inc. (MHC)	NASDAQ	Bridgeton	NJ	6	06/30/2005	383,597	59.27	51.92	NA	87.92	2.17
FFCO	FedFirst Financial Corp. (MHC)	NASDAQ	Monessen	PA	8	04/07/2005	283,484	122.39	61.75	NA	50.62	31.51
GOV	Gouverneur Bancorp, Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999	132,213	147.50	82.95	8.50	55.53	27.04
GCBC	Greene County Bancorp, Inc. (MHC)	NASDAQ	Catskill	NY	8	12/30/1998	312,318	75.05	64.87	25.53	86.81	1.60
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick	NJ	4	01/24/2006	449,109	107.88	81.49	9.55	76.22	11.38
NVSL	Naugatuck Valley Financial Corp. (MHC)	NASDAQ	Naugatuck	CT	9	10/01/2004	413,696	107.35	74.67	16.99	69.91	16.56
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	443,051	79.65	56.06	NA	70.71	14.76
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	8	11/16/2005	301,382	82.74	67.09	NA	81.49	10.46
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005	466,954	62.59	46.93	47.74	75.08	5.31
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	7	10/05/2004	479,520	73.90	45.51	47.54	61.81	26.72
	Average						370,039	89.82	63.95	25.39	71.36	14.25
	Median						405,104	79.65	64.87	21.91	70.71	11.38
	Maximum						479,520	147.50	82.95	47.74	87.92	31.51
	Minimum						132,213	59.27	45.51	8.50	50.62	1.60
	Hometown Bancorp, Inc.		Walden	NY	5		117,413	93.01	83.32	10.26	89.02	2.15
	Variance to the Comparable Median						(287,691)	13.36	18.45	(11.65)	18.31	(9.23)

Exhibit 8

Selected Financial Data

		Capital for the Most Recent Period End					Asset Quality for the Most Recent Period End					
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data											
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	20.17	20.17	-	16.00	20.61	0.04	NM	0.03	0.15	0.62	NM
COBK	Colonial Bankshares, Inc. (MHC)	9.56	9.56	-	NA	9.92	0.12	589.27	0.06	0.64	0.69	589.27
FFCO	FedFirst Financial Corp. (MHC)	16.37	16.05	2.33	NA	16.69	0.44	117.49	0.47	2.88	0.51	67.42
GOV	Gouverneur Bancorp, Inc. (MHC)	15.24	15.24	-	14.90	15.95	0.74	113.40	0.72	4.69	0.84	98.41
GCBC	Greene County Bancorp, Inc. (MHC)	11.30	11.30	-	NA	11.74	0.20	342.86	0.13	1.13	0.67	342.86
MGYR	Magyar Bancorp, Inc. (MHC)	10.81	10.81	-	NA	11.72	0.53	205.83	1.58	14.63	1.10	55.56
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.35	12.31	0.38	NA	12.85	0.65	103.03	0.49	3.93	0.67	103.03
ONFC	Oneida Financial Corp. (MHC)	13.21	9.13	33.95	NA	13.68	0.02	NM	0.01	0.09	0.83	NM
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.92	5.66	19.29	NA	7.42	0.63	117.28	0.58	8.39	0.74	NA
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	18.73	18.73	-	18.51	18.88	-	NM	-	-	0.31	179.37
PSBH	PSB Holdings, Inc. (MHC)	10.71	9.17	15.83	8.23	11.08	0.72	111.65	0.33	3.06	0.80	111.65
	Average	13.22	12.56	6.53	14.41	13.69	0.37	212.60	0.40	3.60	0.71	193.45
	Median	12.35	11.30	-	15.45	12.85	0.44	117.39	0.33	2.88	0.69	107.34
	Maximum	20.17	20.17	33.95	18.51	20.61	0.74	589.27	1.58	14.63	1.10	589.27
	Minimum	6.92	5.66	-	8.23	7.42	-	103.03	-	-	0.31	55.56
	Hometown Bancorp, Inc.	7.26	7.26	-	7.13	7.79	0.45	141.91	0.37	5.15	0.64	141.91
	Variance to the Comparable Median	(5.09)	(4.04)	-	(8.32)	(5.06)	0.01	24.52	0.04	2.28	(0.05)	34.57

Exhibit 8

Selected Financial Data

		LTM Profitability				*LTM Income Statement*								*Growth*		
Ticker	Short Name	Return on Avg Assets (%)	Core Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Equity (%)	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data															
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	1.35	1.35	6.51	6.51	6.68	3.13	3.55	4.32	0.64	2.48	51.93	44.55	13.51	38.13	4.27
COBK	Colonial Bankshares, Inc. (MHC)	0.45	0.45	4.49	4.48	5.51	NA	NA	2.47	0.29	2.08	79.54	76.98	13.88	25.82	18.45
FFCO	FedFirst Financial Corp. (MHC)	0.15	0.15	0.89	0.89	5.34	NA	NA	2.39	0.81	2.79	90.69	87.38	2.65	2.08	14.89
GOV	Gouverneur Bancorp, Inc. (MHC)	0.96	0.77	6.24	5.01	NA	NA	NA	3.55	0.46	2.61	69.26	64.96	7.54	7.48	14.07
GCBC	Greene County Bancorp, Inc. (MHC)	0.84	0.80	7.56	7.19	5.58	NA	NA	3.72	1.11	3.40	74.03	65.76	5.78	14.93	5.89
MGYR	Magyar Bancorp, Inc. (MHC)	0.03	0.04	0.25	0.40	6.72	NA	NA	3.64	0.29	3.36	92.47	91.82	12.49	28.48	1.95
NVSL	Naugatuck Valley Financial Corp. (MHC)	0.38	0.38	2.79	2.79	5.93	NA	NA	3.26	0.51	3.02	85.95	83.54	16.42	18.87	20.08
ONFC	Oneida Financial Corp. (MHC)	0.96	0.84	7.67	6.68	5.99	2.94	3.05	3.45	3.78	5.53	81.11	56.74	1.44	4.81	4.01
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.34	NA	4.85	NA	5.86	2.94	2.92	3.05	0.87	3.20	86.18	81.80	1.49	7.36	3.90
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	0.79	0.78	4.18	4.15	5.72	NA	NA	2.82	0.20	1.73	59.96	57.01	4.40	17.47	3.63
PSBH	PSB Holdings, Inc. (MHC)	0.43	0.42	3.83	3.77	NA	NA	NA	2.51	0.59	2.43	79.80	74.80	19.33	21.69	5.76
	Average	0.61	0.60	4.48	4.19	5.93	3.00	3.17	3.20	0.87	2.97	77.36	71.39	8.99	17.01	8.81
	Median	0.45	0.61	4.49	4.32	5.86	2.94	3.05	3.26	0.59	2.79	79.80	74.80	7.54	17.47	5.76
	Maximum	1.35	1.35	7.67	7.19	6.72	3.13	3.55	4.32	3.78	5.53	92.47	91.82	19.33	38.13	20.08
	Minimum	0.03	0.04	0.25	0.40	5.34	2.94	2.92	2.39	0.20	1.73	51.93	44.55	1.44	2.08	1.95
	Hometown Bancorp, Inc.	0.78	0.61	10.77	8.34	7.10	2.70	4.40	4.92	1.45	4.80	78.20	71.45	19.53	17.95	16.86
	Variance to the Comparable Median	0.33	-	6.28	4.03	1.24	(0.24)	1.35	1.66	0.86	2.01	(1.60)	(3.35)	11.99	0.48	11.10

Exhibit 8

Selected Financial Data

		Market Data						Dividends	
Ticker	Short Name	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data								
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	190.50	14.17	14.50	11.25	NA	NA	0.85	7.50
COBK	Colonial Bankshares, Inc. (MHC)	65.10	14.40	14.90	10.90	8.11	8.11	-	-
FFCO	FedFirst Financial Corp. (MHC)	63.30	9.30	10.85	8.89	NA	NA	-	-
GOV	Gouverneur Bancorp, Inc. (MHC)	28.00	12.18	14.35	11.10	8.77	8.77	2.46	28.30
GCBC	Greene County Bancorp, Inc. (MHC)	63.90	15.40	17.00	14.00	8.56	8.56	3.25	77.42
MGYR	Magyar Bancorp, Inc. (MHC)	85.50	14.44	14.98	10.62	8.20	8.20	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	93.40	12.45	12.95	10.17	NA	NA	1.61	100.00
ONFC	Oneida Financial Corp. (MHC)	93.40	12.00	12.86	9.75	7.62	5.03	4.00	87.04
PBHC	Pathfinder Bancorp, Inc. (MHC)	31.70	12.84	16.00	11.70	8.46	NA	3.19	100.00
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	162.20	13.50	14.40	12.27	NA	NA	1.19	51.61
PSBH	PSB Holdings, Inc. (MHC)	73.20	10.76	11.48	10.39	7.66	NA	2.23	85.71
	Average	86.38	12.86	14.02	11.00	8.20	7.73	1.71	53.76
	Median	73.20	12.84	14.40	10.90	8.20	8.20	1.61	64.52
	Maximum	190.50	15.40	17.00	14.00	8.77	8.77	4.00	100.00
	Minimum	28.00	9.30	10.85	8.89	7.62	5.03	-	-
	Hometown Bancorp, Inc.	18.00	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(55.20)	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

		Current Pricing Data as of 3/5/07							Productivity
Ticker	Short Name	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data								
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	27.30	35.40	27.30	35.40	229.40	229.40	46.26	NA
COBK	Colonial Bankshares, Inc. (MHC)	32.70	38.90	NA	39.00	177.60	177.60	16.97	NA
FFCO	FedFirst Financial Corp. (MHC)	NM	NM	NM	155.00	136.30	139.60	22.32	NA
GOV	Gouverneur Bancorp, Inc. (MHC)	33.80	23.00	33.80	28.80	138.90	138.90	21.17	34
GCBC	Greene County Bancorp, Inc. (MHC)	21.40	24.80	27.40	26.10	179.90	179.90	20.33	NA
MGYR	Magyar Bancorp, Inc. (MHC)	NM	NA	72.20	NA	176.10	176.10	19.04	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	NM	62.30	155.60	62.30	182.80	183.50	22.57	NA
ONFC	Oneida Financial Corp. (MHC)	16.70	22.20	27.30	25.50	157.50	238.60	20.80	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	24.70	31.30	NA	NA	151.80	188.10	10.50	96
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	42.20	43.60	42.20	43.90	185.50	185.50	34.74	NA
PSBH	PSB Holdings, Inc. (MHC)	38.40	38.40	35.10	39.10	140.50	166.90	15.05	NA
	Average	29.65	35.54	52.61	50.57	168.75	182.19	22.70	65
	Median	30.00	35.40	34.45	39.00	176.10	179.90	20.80	65
	Maximum	42.20	62.30	155.60	155.00	229.40	238.60	46.26	96
	Minimum	16.70	22.20	27.30	25.50	136.30	138.90	10.50	34
	Hometown Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	49
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	(16)

Exhibit 9
Industry Fully Converted Multiples
Pricing Data as of March 5, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
ABCW	Anchor BanCorp Wisconsin Inc.	27.38	599.00	14.30	14.30	14.10	14.00	177.20	188.40	13.24	2.48	34.54
ABNJ	American Bancorp of New Jersey, Inc.	11.71	153.40	NM	97.60	NM	83.60	136.40	136.40	29.27	1.37	114.29
AF	Astoria Financial Corporation	27.35	2,684.80	17.50	17.50	15.20	14.90	207.00	244.20	11.68	3.80	54.44
ASBI	Ameriana Bancorp	12.60	38.50	NM	NM	NM	NM	116.10	119.20	8.80	1.27	NM
BBX	BankAtlantic Bancorp, Inc.	12.26	689.30	NM	NM	49.00	37.40	142.60	169.60	11.52	1.34	63.20
BFBC	Benjamin Franklin Bancorp, Inc.	15.50	127.90	29.80	22.80	25.80	24.10	116.90	176.10	14.00	1.03	23.33
BFF	BFC Financial Corporation	5.37	193.10	NM	NM	NM	NA	118.50	245.10	2.51	0.00	0.00
BFIN	BankFinancial Corporation	16.71	406.10	69.60	68.10	37.10	39.10	124.60	138.20	25.18	1.68	55.56
BHLB	Berkshire Hills Bancorp, Inc.	34.20	298.00	18.20	17.70	26.50	22.10	115.40	217.80	13.86	1.64	43.41
BKMU	Bank Mutual Corporation	11.14	661.20	34.80	34.80	32.80	33.50	125.70	140.40	19.44	2.87	88.24
BKUNA	BankUnited Financial Corporation	23.09	837.80	8.10	8.20	9.20	9.30	109.50	113.70	6.14	0.09	0.60
BOFI	B of I Holding, Inc.	6.90	57.10	19.20	23.30	19.70	21.70	86.10	86.10	7.15	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.84	20.50	NM	NA	34.40	NA	115.60	143.10	9.04	1.37	30.88
BRKL	Brookline Bancorp, Inc.	12.52	770.80	34.80	34.80	36.80	37.50	132.20	144.90	32.47	2.72	217.65
BYFC	Broadway Financial Corporation	10.85	17.80	9.00	9.00	12.10	12.10	101.70	101.70	5.95	1.84	22.22
CASH	Meta Financial Group, Inc.	30.74	78.40	NM	NM	NM	NM	178.90	194.10	10.35	1.69	NM
CBNK	Chicopee Bancorp, Inc.	14.95	111.20	NM	74.00	NA	NA	102.60	102.60	24.71	0.00	NA
CEBK	Central Bancorp, Inc.	32.00	52.50	22.90	27.40	31.10	39.10	128.70	136.20	9.28	2.25	69.90
CFBK	Central Federal Corporation	7.36	33.40	NM	92.00	NM	NM	115.00	115.00	14.17	4.89	NM
CFCP	Coastal Financial Corporation	15.47	338.80	17.60	16.80	17.80	17.60	289.70	289.70	20.23	1.29	21.94
CFFC	Community Financial Corporation	12.35	52.90	12.90	12.90	13.00	13.00	138.50	138.50	11.76	2.11	26.84
CITZ	CFS Bancorp, Inc.	14.53	160.90	24.20	24.20	30.90	34.00	122.70	123.90	12.89	3.30	102.13
CNY	Carver Bancorp, Inc.	16.35	41.10	7.60	7.70	18.20	11.80	81.80	93.10	5.38	2.20	38.89
CSBC	Citizens South Banking Corporation	13.35	108.20	18.50	18.90	19.90	20.10	125.80	199.20	14.55	2.25	44.78
CTZN	Citizens First Bancorp, Inc.	23.25	195.80	20.00	20.00	21.50	20.90	113.30	122.10	11.08	1.55	33.33
CZWI	Citizens Community Bancorp, Inc.	9.54	67.90	NM	NM	NM	NM	87.50	96.50	23.42	2.10	NM
DCOM	Dime Community Bancshares, Inc.	12.22	445.50	18.00	18.00	14.10	14.50	153.30	189.60	14.04	4.58	64.37
DSL	Downey Financial Corp.	64.78	1,804.40	8.40	8.50	8.80	8.90	128.70	129.00	11.13	0.74	5.71
ESBF	ESB Financial Corporation	10.80	138.80	16.90	17.00	13.00	13.60	108.00	165.60	7.22	3.70	48.19
ESBK	Elmira Savings Bank, FSB	29.00	38.60	NM	28.50	22.80	16.90	156.60	158.10	10.39	2.90	48.10
FBC	Flagstar Bancorp, Inc.	12.34	785.10	28.10	15.10	10.60	9.40	96.60	96.60	5.06	3.24	47.01
FBEI	First Bancorp of Indiana, Inc.	17.64	32.70	33.90	33.90	33.30	33.30	94.40	118.30	8.89	3.40	113.21
FBSI	First Bancshares, Inc.	16.65	25.80	NM	NA	NM	NA	97.50	98.70	10.91	0.96	NM
FBTC	First BancTrust Corporation	11.70	27.10	20.90	20.90	24.40	23.20	101.70	105.50	8.72	2.05	50.00
FBTX	Franklin Bank Corp.	17.23	406.40	NM	20.00	26.50	16.70	115.60	221.80	7.35	0.00	0.00
FCAP	First Capital, Inc.	18.25	51.90	13.00	13.00	14.00	14.00	117.80	135.50	11.36	3.73	51.12
FCFL	First Community Bank Corporation of Ameri	19.50	78.50	24.40	23.20	21.40	22.80	239.70	242.80	21.13	0.00	0.00
FCLF	First Clover Leaf Financial Corp.	11.43	103.70	35.70	35.00	49.70	50.30	111.40	127.20	30.44	2.10	107.43
FDEF	First Defiance Financial Corp.	28.11	200.80	12.80	12.80	12.90	13.20	125.60	165.40	13.14	3.56	44.50
FDT	Federal Trust Corporation	9.89	92.50	30.90	NA	26.70	27.10	168.80	168.80	12.75	1.62	48.38
FED	FirstFed Financial Corp.	52.45	869.10	6.70	6.70	6.90	6.90	123.90	124.10	9.39	0.00	0.00
FFBH	First Federal Bancshares of Arkansas, Inc.	23.30	112.70	20.10	20.10	16.20	17.00	149.20	149.20	13.22	2.75	41.67
FFBI	First Federal Bancshares, Inc.	22.85	28.60	43.90	40.50	48.60	48.10	122.80	131.90	7.92	2.10	76.60
FFCH	First Financial Holdings, Inc.	32.85	396.40	17.10	17.10	14.60	14.60	210.90	239.90	14.93	3.04	43.56
FFDF	FFD Financial Corporation	17.25	19.10	12.30	12.30	12.90	13.00	109.00	109.00	11.41	3.25	38.81
FFFD	North Central Bancshares, Inc.	39.92	55.10	11.60	11.60	12.00	12.00	130.60	148.00	10.69	3.51	40.36
FFHS	First Franklin Corporation	17.54	29.60	13.70	109.60	21.70	43.40	116.90	116.90	9.14	2.05	44.44
FFIC	Flushing Financial Corporation	15.70	331.80	15.70	15.70	13.80	13.80	151.80	165.60	11.69	3.06	39.47
FFNM	First Federal of Northern Michigan Bancorp,	9.20	27.90	20.90	20.90	31.70	30.80	78.60	88.70	9.75	2.17	68.97
FFSX	First Federal Bankshares, Inc.	21.81	74.50	45.40	45.40	25.40	25.40	106.80	145.40	12.39	1.93	47.67
FKFS	First Keystone Financial, Inc.	20.00	48.60	NM	125.00	57.10	129.30	141.40	141.40	9.33	0.00	0.00
FMCO	FMS Financial Corporation	32.17	209.90	42.30	50.30	37.90	41.00	267.60	272.40	17.28	0.37	14.12

Exhibit 9
Industry Fully Converted Multiples
Pricing Data as of March 5, 2007

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
FMSB	First Mutual Bancshares, Inc.	22.15	147.80	15.00	15.00	13.80	14.20	211.20	211.20	13.70	1.63	21.87
FNFG	First Niagara Financial Group, Inc.	14.02	1,532.20	18.50	19.20	16.50	17.00	107.90	234.10	18.84	3.71	56.47
FPFC	First Place Financial Corp.	20.87	364.50	13.70	13.70	13.70	12.60	112.40	164.90	11.86	2.97	38.82
FPTB	First PacTrust Bancorp, Inc.	27.75	122.30	23.90	23.90	24.80	24.80	140.20	140.20	14.18	2.59	59.38
FSBI	Fidelity Bancorp, Inc.	19.00	56.70	17.60	18.70	14.30	17.00	125.80	134.00	7.67	2.95	42.11
GLK	Great Lakes Bancorp, Inc.	13.21	144.30	NM	NM	NM	NM	106.50	117.60	16.31	0.00	0.00
GSLA	GS Financial Corp.	21.00	26.60	NM	NA	12.10	NA	97.40	97.40	15.79	1.90	22.99
HARL	Harleysville Savings Financial Corporation	17.03	66.60	22.40	22.40	17.40	17.50	134.70	134.70	8.77	3.99	67.35
HBNK	Hampden Bancorp, Inc.	12.23	97.20	NA	NA	NA	NA	NA	NA	NA	0.00	NA
HCBK	Hudson City Bancorp, Inc.	13.21	7,345.90	25.40	25.40	24.90	24.90	139.50	144.40	19.37	2.42	57.55
HFBC	HopFed Bancorp, Inc.	16.02	58.10	16.00	16.10	14.80	14.20	111.10	133.00	7.54	3.00	44.44
HFFC	HF Financial Corp.	18.25	72.60	8.80	58.80	13.70	20.60	119.80	130.40	7.17	2.30	31.20
HIFS	Hingham Institution for Savings	36.31	76.90	19.30	19.30	16.60	16.60	148.40	148.40	11.12	2.20	45.66
HMNF	HMN Financial, Inc.	33.84	146.20	12.60	12.60	16.10	16.20	156.80	163.70	14.94	2.96	47.14
HWFG	Harrington West Financial Group, Inc.	17.07	93.20	12.20	12.20	11.50	11.00	137.70	152.10	8.07	2.93	33.78
IFSB	Independence Federal Savings Bank	10.23	15.90	NM	NM	NM	NM	123.10	123.10	10.02	0.00	0.00
JFBI	Jefferson Bancshares, Inc.	12.67	82.00	52.80	49.90	50.70	45.80	111.30	111.30	24.99	1.89	106.00
KNBT	KNBT Bancorp, Inc.	14.72	387.60	15.30	24.00	16.90	20.70	108.90	172.80	13.37	2.17	36.78
LBCP	Liberty Bancorp, Inc.	11.34	54.00	23.60	23.60	31.50	31.50	108.50	108.50	18.29	0.88	52.58
LEGC	Legacy Bancorp, Inc.	15.79	162.80	NM	160.00	54.50	43.20	108.50	110.80	20.14	0.76	31.03
LSBI	LSB Financial Corp.	26.01	41.80	12.30	12.30	13.00	13.00	121.40	121.40	11.40	3.08	34.69
LSBX	LSB Corporation	16.71	76.80	19.00	31.20	NM	40.50	132.20	132.20	14.13	3.35	311.11
MAFB	MAF Bancorp, Inc.	41.86	1,378.30	38.80	20.20	16.70	15.20	128.40	207.10	12.38	2.58	40.64
MASB	MASSBANK Corp.	32.95	142.30	20.60	23.30	20.50	22.00	133.10	134.50	16.86	3.40	68.32
MFBC	MFB Corp.	34.00	45.00	10.10	12.70	12.70	13.60	112.30	123.20	8.97	1.94	22.39
MFLR	Mayflower Bancorp, Inc.	12.00	25.10	30.00	30.00	22.60	22.60	129.60	130.00	10.51	3.33	94.34
MFSF	MutualFirst Financial, Inc.	20.13	87.90	29.60	29.60	18.10	18.10	100.70	121.50	9.15	2.98	53.15
NAL	NewAlliance Bancshares, Inc.	15.90	1,803.90	36.10	34.70	32.50	31.10	127.90	202.80	24.04	1.51	48.98
NASB	NASB Financial, Inc.	34.30	285.30	15.60	15.60	14.40	14.50	178.80	182.20	18.29	2.62	37.66
NDE	IndyMac Bancorp, Inc.	28.85	2,086.70	7.40	7.20	6.00	5.90	103.90	110.00	7.14	6.93	40.25
NEBS	New England Bancshares, Inc.	13.10	70.00	65.50	66.80	62.40	64.00	123.00	126.80	25.33	0.92	57.14
NFSB	Newport Bancorp, Inc.	13.75	67.10	34.40	34.40	NA	NA	111.80	111.80	23.09	0.00	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	16.00	66.90	16.00	16.00	13.70	13.70	138.20	184.40	9.95	3.25	44.02
NTBK	NetBank, Inc.	2.68	141.80	NM	NM	NM	NM	62.00	76.60	3.85	0.00	-0.46
NYB	New York Community Bancorp, Inc.	16.59	4,905.60	23.00	21.50	20.50	18.60	132.10	340.00	17.11	6.03	123.46
OCFC	OceanFirst Financial Corp.	20.25	248.30	12.70	12.70	12.70	12.70	179.40	181.00	11.97	3.95	50.31
OSBK	Osage Bancshares, Inc.	9.75	35.10	48.80	48.80	54.20	54.20	261.70	261.70	30.26	2.46	192.17
PBCI	Pamrapo Bancorp, Inc.	23.66	117.70	21.10	21.10	18.10	18.90	201.00	201.00	18.49	3.89	70.23
PBNY	Provident New York Bancorp	12.88	550.20	29.30	31.80	27.40	27.90	133.80	230.40	19.67	1.55	42.55
PCBI	Peoples Community Bancorp, Inc.	18.02	86.50	NM	NA	NM	NM	98.70	149.60	8.41	3.33	NM
PEDE	Great Pee Dee Bancorp, Inc.	15.50	27.70	17.60	17.60	15.70	14.80	102.20	104.50	12.60	4.13	64.65
PFB	PFF Bancorp, Inc.	30.06	739.90	13.70	13.70	13.30	13.50	184.60	185.20	16.03	2.53	30.97
PFDC	Peoples Bancorp	19.15	60.40	19.20	19.20	20.60	20.10	97.20	101.20	12.20	3.97	61.29
PFED	Park Bancorp, Inc.	34.75	38.70	NM	NM	NM	NM	126.40	126.40	16.40	2.07	NM
PFS	Provident Financial Services, Inc.	17.02	1,077.70	19.30	20.60	19.60	19.80	105.60	182.60	18.74	2.35	45.98
PFSB	PennFed Financial Services, Inc.	20.18	261.70	NM	42.30	41.20	28.10	212.00	212.00	11.18	1.39	57.14
PPBI	Pacific Premier Bancorp, Inc.	11.34	71.90	14.90	14.90	10.20	10.20	123.30	123.30	9.83	0.00	0.00
PROV	Provident Financial Holdings, Inc.	27.01	180.70	30.70	31.10	13.20	14.90	135.10	135.10	10.22	2.67	32.35
PRTR	Partners Trust Financial Group, Inc.	11.18	493.20	25.40	26.00	21.10	20.20	99.90	205.50	13.16	2.50	52.83
PULB	Pulaski Financial Corp.	16.10	160.10	16.80	17.40	15.50	18.80	206.70	219.70	15.49	2.11	32.21
PVFC	PVF Capital Corp.	11.73	90.70	19.60	19.60	17.50	17.50	128.20	128.20	9.89	2.52	44.18
PVSA	Parkvale Financial Corporation	30.25	172.40	12.60	12.90	12.60	12.70	134.70	179.20	9.24	2.64	33.33

Exhibit 9
Industry Fully Converted Multiples
Pricing Data as of March 5, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
				Current Price in Relation to								
RIVR	River Valley Bancorp	17.61	28.50	13.00	14.30	14.80	16.00	119.90	120.00	8.54	4.54	65.97
ROME	Rome Bancorp, Inc.	12.49	105.70	31.20	31.20	43.10	43.20	136.80	136.80	35.40	2.56	105.17
RPFG	Rainier Pacific Financial Group, Inc.	20.81	137.10	34.70	34.70	41.60	41.70	145.20	150.90	14.13	1.25	49.00
RVSB	Riverview Bancorp, Inc.	16.30	189.30	14.60	14.60	16.30	16.40	193.10	265.50	22.65	2.45	38.00
SOV	Sovereign Bancorp, Inc.	24.30	11,546.00	NM	NM	NM	28.30	136.30	391.00	12.87	1.32	105.40
SSFC	South Street Financial Corp.	9.25	27.40	25.70	25.70	18.90	18.30	104.90	104.90	10.17	4.32	81.63
SUPR	Superior Bancorp	11.36	393.60	47.30	40.30	54.10	47.70	142.90	264.20	16.15	0.00	0.00
SVBI	Severn Bancorp, Inc.	21.93	200.70	13.70	12.50	12.80	12.50	241.00	242.00	22.05	1.09	13.63
SYNF	Synergy Financial Group, Inc.	16.35	186.10	45.40	45.40	43.00	43.00	188.90	190.30	18.87	1.47	60.53
THRD	TF Financial Corporation	30.25	87.00	14.30	14.30	14.90	14.80	123.20	131.80	12.51	2.64	37.93
TONE	TierOne Corporation	27.00	487.10	10.70	11.20	11.20	11.20	137.90	160.90	14.20	1.04	11.62
TRST	TrustCo Bank Corp NY	9.45	708.10	18.20	17.80	15.80	15.60	295.40	296.20	22.38	6.77	106.67
TSBK	Timberland Bancorp, Inc.	36.04	132.30	16.70	16.70	16.20	16.20	171.20	188.50	22.27	2.00	31.53
TSH	Teche Holding Company	45.70	100.90	14.70	14.80	14.10	14.20	156.90	166.70	14.55	2.71	36.31
UCFC	United Community Financial Corp.	10.39	321.90	13.70	13.70	12.70	12.70	114.40	130.70	11.91	3.66	44.51
UWBK	United Western Bancorp, Inc.	23.15	168.00	11.60	NA	15.40	NA	155.90	155.90	7.79	1.04	4.00
WAYN	Wayne Savings Bancshares, Inc.	13.66	43.60	19.00	19.00	19.80	20.30	125.80	135.10	10.85	3.51	69.57
WFBC	Willow Financial Bancorp, Inc.	12.16	202.40	19.00	24.70	15.80	NA	91.00	184.50	12.34	3.95	60.12
WFD	Westfield Financial, Inc.	10.26	327.50	64.10	64.10	68.40	65.00	113.10	113.10	32.84	1.95	206.00
WFSL	Washington Federal, Inc.	23.23	2,031.50	15.30	15.30	14.50	14.50	158.80	166.10	22.20	3.53	50.94
WM	Washington Mutual, Inc.	41.13	36,566.00	9.40	15.90	11.30	12.70	145.80	228.80	11.16	5.25	57.69
WSB	Washington Savings Bank, F.S.B.	8.55	64.00	42.80	38.20	19.40	19.50	103.90	103.90	14.76	1.87	18.18
WSFS	WSFS Financial Corporation	64.25	426.80	14.60	14.60	14.60	13.90	201.20	203.50	14.24	0.50	7.26
WVFC	WVS Financial Corp.	16.40	38.10	11.40	11.40	11.30	11.30	126.30	126.30	9.08	3.90	44.14
	All Fully Converted Average	19.92	753.45	22.38	27.87	22.45	23.81	136.54	159.47	14.09	2.30	51.33
	All Fully Converted Median	16.71	125.10	18.50	20.00	16.90	17.55	125.80	141.40	12.51	2.25	44.44
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	19.24	294.10	31.94	31.94	30.31	30.31	114.51	114.51	27.54	1.25	53.33
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MH(	9.27	67.00	25.47	25.47	27.09	27.09	83.86	83.86	15.81	1.73	84.30
ACFC	Atlantic Coast Federal Corporation (MHC)	18.52	255.90	39.96	NM	32.31	31.77	111.98	113.42	26.11	2.59	110.53
BCSB	BCSB Bankcorp, Inc. (MHC)	15.00	88.70	NM	NM	NM	NM	108.80	112.28	10.87	-	NM
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.17	190.50	20.63	20.63	25.45	25.45	97.67	97.67	36.74	0.85	7.50
CFFN	Capitol Federal Financial (MHC)	36.61	2,713.70	37.02	36.95	35.05	34.89	108.92	108.92	27.61	5.46	337.10
CHEV	Cheviot Financial Corp. (MHC)	13.11	123.50	42.03	43.84	40.85	41.27	92.64	92.64	33.11	2.44	161.11
CSBK	Clifton Savings Bancorp, Inc. (MHC)	11.51	335.90	63.12	63.12	55.98	55.98	94.96	94.96	34.26	1.74	200.00
COBK	Colonial Bankshares, Inc. (MHC)	14.40	65.10	26.06	NM	29.31	29.33	97.83	97.83	15.74	-	-
FFCO	FedFirst Financial Corp. (MHC)	9.30	63.30	166.60	166.60	66.82	66.82	84.20	85.43	20.27	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	13.71	201.30	19.82	19.82	36.48	36.41	91.24	91.24	23.64	-	NA
GOV	Gouverneur Bancorp, Inc. (MHC)	12.18	28.00	24.31	24.31	18.38	22.05	83.00	83.00	19.21	2.46	28.30
GCBC	Greene County Bancorp, Inc. (MHC)	15.40	63.90	17.20	21.18	19.77	20.60	97.58	97.58	18.66	3.25	77.42
HBOS	Heritage Financial Group (MHC)	16.25	181.50	32.14	31.41	40.49	40.13	105.78	NM	34.77	1.48	95.45
HOME	Home Federal Bancorp, Inc. (MHC)	14.02	213.00	29.28	29.28	26.83	26.83	98.35	98.35	24.35	1.57	55.00
ISBC	Investors Bancorp, Inc. (MHC)	14.72	1,696.10	26.30	22.78	36.96	35.06	100.62	100.62	27.22	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.50	26.80	29.09	27.71	20.60	20.42	81.48	89.25	9.88	2.22	66.67
KRNY	Kearny Financial Corp. (MHC)	14.50	1,039.00	74.89	77.23	58.87	61.47	94.55	102.26	39.27	1.38	250.00
KFFB	Kentucky First Federal Bancorp (MHC)	10.20	86.10	53.95	53.95	45.92	46.13	82.65	96.75	28.12	3.92	285.71
KFED	K-Fed Bancorp (MHC)	19.83	278.20	36.87	36.87	34.84	34.84	115.26	117.37	30.05	2.02	100.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.00	79.40	35.28	35.28	30.88	30.88	87.38	87.38	20.29	1.00	NA
MGYR	Magyar Bancorp, Inc. (MHC)	14.44	85.50	46.23	46.23	103.35	95.19	97.35	97.35	17.51	-	NA
MSBF	MSB Financial Corp. (MHC)	11.60	65.20	NM	NM	NM	NM	NM	NM	NM	-	NA

Exhibit 9
Industry Fully Converted Multiples
Pricing Data as of March 5, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.45	93.40	65.20	65.20	40.34	40.34	97.95	98.15	20.39	1.61	100.00
NECB	Northeast Community Bancorp, Inc. (MHC)	11.92	157.60	49.71	49.71	50.81	50.35	92.60	92.60	43.32	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	26.41	1,321.30	24.53	24.56	19.86	19.93	102.42	117.48	18.32	3.03	71.84
OSHC	Ocean Shore Holding Company (MHC)	13.50	116.00	34.10	34.10	27.11	27.11	99.00	99.00	18.80	-	-
ONFC	Oneida Financial Corp. (MHC)	12.00	93.40	13.96	21.23	18.03	20.26	91.15	113.08	19.18	4.00	87.04
ORIT	Oritani Financial Corp. (MHC)	15.02	609.10	NM	NM	NM	NM	NM	NM	NM	-	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.84	31.70	19.28	NM	22.69	NM	83.08	92.87	9.95	3.19	100.00
PBCT	People's Bank (MHC)	43.16	6,137.40	27.96	28.29	33.29	30.62	141.14	144.64	44.81	2.32	114.94
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	13.50	162.20	31.21	31.21	30.88	31.07	97.27	97.27	29.69	1.19	51.61
PSBH	PSB Holdings, Inc. (MHC)	10.76	73.20	28.41	26.48	27.73	28.08	85.63	94.64	14.25	2.23	85.71
RCKB	Rockville Financial, Inc. (MHC)	14.59	283.60	24.72	24.87	26.24	26.70	97.94	98.30	21.07	-	34.29
ROMA	Roma Financial Corporation (MHC)	15.02	491.60	85.85	85.85	48.08	48.08	94.23	94.33	42.30	-	NA
SIFI	SI Financial Group, Inc. (MHC)	13.21	164.10	38.19	38.19	37.33	35.76	99.93	NM	19.56	1.21	69.57
UCBA	United Community Bancorp (MHC)	11.80	99.90	31.31	68.08	48.58	54.87	90.43	90.43	24.71	2.37	NA
UBNK	United Financial Bancorp, Inc. (MHC)	14.25	244.50	46.84	46.73	34.20	33.49	98.18	NM	21.83	1.68	70.00
VPFG	ViewPoint Financial Group (MHC)	16.79	433.00	36.61	36.61	31.42	31.27	103.79	103.79	24.34	1.19	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	17.18	568.90	35.88	35.66	38.76	37.33	98.45	98.45	28.66	-	-
	All MHC's Average	15.45	483.07	39.78	42.10	36.54	36.89	97.47	99.93	24.80	1.48	89.91
	All MHC's Median	14.10	163.15	32.14	34.69	33.29	32.63	97.62	97.67	23.99	1.43	74.63
	New York											
AF	Astoria Financial Corporation	27.35	2,684.80	17.50	17.50	15.20	14.90	207.00	244.20	11.68	3.80	54.44
CNY	Carver Bancorp, Inc.	16.35	41.10	7.60	7.70	18.20	11.80	81.80	93.10	5.38	2.20	38.89
DCOM	Dime Community Bancshares, Inc.	12.22	445.50	18.00	18.00	14.10	14.50	153.30	189.60	14.04	4.58	64.37
ESBK	Elmira Savings Bank, FSB	29.00	38.60	NM	28.50	22.80	16.90	156.60	158.10	10.39	2.90	48.10
FFIC	Flushing Financial Corporation	15.70	331.80	15.70	15.70	13.80	13.80	151.80	165.60	11.69	3.06	39.47
FNFG	First Niagara Financial Group, Inc.	14.02	1,532.20	18.50	19.20	16.50	17.00	107.90	234.10	18.84	3.71	56.47
GLK	Great Lakes Bancorp, Inc.	13.21	144.30	NM	NM	NM	NM	106.50	117.60	16.31	0.00	0.00
NYB	New York Community Bancorp, Inc.	16.59	4,905.60	23.00	21.50	20.50	18.60	132.10	340.00	17.11	6.03	123.46
PBNY	Provident New York Bancorp	12.88	550.20	29.30	31.80	27.40	27.90	133.80	230.40	19.67	1.55	42.55
PRTR	Partners Trust Financial Group, Inc.	11.18	493.20	25.40	26.00	21.10	20.20	99.90	205.50	13.16	2.50	52.83
ROME	Rome Bancorp, Inc.	12.49	105.70	31.20	31.20	43.10	43.20	136.80	136.80	35.40	2.56	105.17
TRST	TrustCo Bank Corp NY	9.45	708.10	18.20	17.80	15.80	15.60	295.40	296.20	22.38	6.77	106.67
	New York Fully Converted Average		998.43	20.44	21.35	20.77	19.49	146.91	200.93	16.34	3.31	61.04
	New York Fully Converted Median		469.35	18.35	19.20	18.20	16.90	135.30	197.55	15.18	2.98	53.64
	New York MHC's											
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.17	190.50	20.63	20.63	25.45	25.45	97.67	97.67	36.74	0.85	7.50
GOV	Gouverneur Bancorp, Inc. (MHC)	12.18	28.00	24.31	24.31	18.38	22.05	83.00	83.00	19.21	2.46	28.30
GCBC	Greene County Bancorp, Inc. (MHC)	15.40	63.90	17.20	21.18	19.77	20.60	97.58	97.58	18.66	3.25	77.42
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.00	79.40	35.28	35.28	30.88	30.88	87.38	87.38	20.29	1.00	NA
NECB	Northeast Community Bancorp, Inc. (MHC)	11.92	157.60	49.71	49.71	50.81	50.35	92.60	92.60	43.32	0.00	NA
ONFC	Oneida Financial Corp. (MHC)	12.00	93.40	13.96	21.23	18.03	20.26	91.15	113.08	19.18	4.00	87.04
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.84	31.70	19.28	NM	22.69	NM	83.08	92.87	9.95	3.19	100.00
	New York MHC's Average		92.07	25.77	28.72	26.57	28.26	90.35	94.88	23.91	2.11	60.05
	New York MHC's Median		79.40	20.63	22.77	22.69	23.75	91.15	92.87	19.21	2.46	77.42

Exhibit 9
Industry Fully Converted Multiples
Pricing Data as of March 5, 2007

		Current Stock Price	Current Market Value	Current Price in Relation to							Current Dividend Yield	LTM Dividend Payout Ratio
Ticker	Short Name	($)	($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	(%)	(%)
	Comparable Group											
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.17	190.50	20.63	20.63	25.45	25.45	97.67	97.67	36.74	0.85	7.50
COBK	Colonial Bankshares, Inc. (MHC)	14.40	65.10	26.06	NM	29.31	29.33	97.83	97.83	15.74	0.00	0.00
FFCO	FedFirst Financial Corp. (MHC)	9.30	63.30	166.60	166.60	66.82	66.82	84.20	85.43	20.27	0.00	0.00
GOV	Gouverneur Bancorp, Inc. (MHC)	12.18	28.00	24.31	24.31	18.38	22.05	83.00	83.00	19.21	2.46	28.30
GCBC	Greene County Bancorp, Inc. (MHC)	15.40	63.90	17.20	21.18	19.77	20.60	97.58	97.58	18.66	3.25	77.42
MGYR	Magyar Bancorp, Inc. (MHC)	14.44	85.50	46.23	46.23	103.35	95.19	97.35	97.35	17.51	0.00	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.45	93.40	65.20	65.20	40.34	40.34	97.95	98.15	20.39	1.61	100.00
ONFC	Oneida Financial Corp. (MHC)	12.00	93.40	13.96	21.23	18.03	20.26	91.15	113.08	19.18	4.00	87.04
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.84	31.70	19.28	NM	22.69	NM	83.08	92.87	9.95	3.19	100.00
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	13.50	162.20	31.21	31.21	30.88	31.07	97.27	97.27	29.69	1.19	51.61
PSBH	PSB Holdings, Inc. (MHC)	10.76	73.20	28.41	26.48	27.73	28.08	85.63	94.64	14.25	2.23	85.71
	Comparable Average		86.38	41.74	47.01	36.61	37.92	92.07	95.90	20.15	1.71	53.76
	Comparable Median		73.20	26.06	26.48	27.73	28.70	97.27	97.35	19.18	1.61	64.52
	All Fully Converted Average		753.45	22.38	27.87	22.45	23.81	136.54	159.47	14.09	2.301	51.33
	All Fully Converted Median		125.10	18.50	20.00	16.90	17.55	125.80	141.40	12.51	2.250	44.44
	All MHC's Average		483.07	39.78	42.10	36.54	36.89	97.47	99.93	24.80	1.485	89.91
	All MHC's Median		163.15	32.14	34.69	33.29	32.63	97.62	97.67	23.99	1.430	74.63
	New York Fully Converted Average		998.43	20.44	21.35	20.77	19.49	146.91	200.93	16.34	3.305	61.04
	New York Fully Converted Median		469.35	18.35	19.20	18.20	16.90	135.30	197.55	15.18	2.980	53.64
	New York MHC's Average		92.07	25.77	28.72	26.57	28.26	90.35	94.88	23.91	2.107	60.05
	New York MHC's Median		79.40	20.63	22.77	22.69	23.75	91.15	92.87	19.21	2.460	77.42

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 3/05/07

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84	59.70	54.30	55.00	NA	50.20
PBCP	Polonia Bancorp (MHC)	01/16/2007	10.0000	55.00	11,990	84.49	1.00	1.40	0.50	NA	0.50
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26	23.00	21.50	19.30	NA	16.00
Q1'07	**Average**					**83.86**	**27.90**	**25.73**	**24.93**	**NA**	**22.23**
	Median					**84.26**	**23.00**	**21.50**	**19.30**	**NA**	**16.00**
2007 YTD	**Average**					**83.86**	**27.90**	**25.73**	**24.93**	**NA**	**22.23**
	Median					**84.26**	**23.00**	**21.50**	**19.30**	**NA**	**16.00**
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17	10.00	10.00	-2.50	NA	-1.50
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29	7.00	6.50	6.50	9.00	9.50
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55	49.90	52.50	53.90	69.40	67.90
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16	29.50	27.90	30.10	35.00	37.10
Q4'06	**Average**					**74.54**	**24.10**	**24.23**	**22.00**	**37.80**	**28.25**
	Median					**79.23**	**19.75**	**18.95**	**18.30**	**35.00**	**23.30**
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	46.60	49.80	50.20
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	-7.00	-9.70	-8.50
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	12.00	12.70	19.20
Q3'06	**Average**					**81.50**	**17.00**	**18.50**	**17.20**	**17.60**	**20.30**
	Median					**79.67**	**10.00**	**12.00**	**12.00**	**12.70**	**19.20**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	44.10
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19	7.00	5.50	2.90	0.10	20.00
Q2'06	**Average**					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**32.05**
	Median					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**32.05**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	18.00
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	44.40
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	4.00
Q1'06	**Average**					**79.02**	**7.25**	**5.30**	**3.83**	**6.77**	**22.13**
	Median					**82.27**	**7.25**	**5.00**	**5.50**	**4.30**	**18.00**
2006	**Average**					**77.87**	**16.38**	**15.32**	**14.00**	**18.10**	**25.37**
	Median					**79.42**	**10.00**	**9.20**	**6.25**	**12.50**	**19.60**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39	NA	0.00	-6.00	-5.70	5.00
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40	0.20	0.70	5.20	16.80	47.20
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52	12.50	11.50	9.50	15.60	71.80
Q4'05	**Average**					**82.44**	**6.35**	**4.07**	**2.90**	**8.90**	**41.33**
	Median					**82.52**	**6.35**	**0.70**	**5.20**	**15.60**	**47.20**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92	10.00	5.00	7.00	-2.50	35.00
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38	17.50	15.70	17.00	13.70	42.50
Q3'05	**Average**					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**38.75**
	Median					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**38.75**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47	6.00	6.90	7.50	5.70	44.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17	7.50	7.20	9.30	10.00	62.50
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70	10.00	2.50	1.50	1.50	10.50
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05	4.80	10.50	19.60	38.90	45.90
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98	-6.60	-7.10	-14.50	-9.00	-7.00
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55	-0.50	-0.10	-5.00	7.90	41.70
Q2'05	**Average**					**83.49**	**3.53**	**3.32**	**3.07**	**9.17**	**32.93**
	Median					**84.61**	**5.40**	**4.70**	**4.50**	**6.80**	**42.85**

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 3/05/07

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87	-1.50	-6.50	-12.50	8.40	35.00
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36	7.90	11.00	12.40	15.50	2.00
KRNY	Kearny Financial Corp. (MHC)	02/24/2005	10.0000	70.00	183,196	80.04	13.90	14.30	10.80	6.00	45.00
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39	-1.00	0.00	-0.80	-6.00	3.50
BVFL	BV Financial, Inc. (MHC)	01/13/2005	10.0000	55.00	9,646	87.78	NA	-5.50	-1.50	-9.50	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45	2.00	0.00	0.50	-3.50	-11.70
Q1`05	**Average**					**85.82**	**4.26**	**2.22**	**1.48**	**1.82**	**10.63**
	Median					**87.33**	**2.00**	**-**	**(0.15)**	**1.25**	**2.75**
2005	**Average**					**83.67**	**5.51**	**3.89**	**3.53**	**6.11**	**27.23**
	Median					**84.38**	**6.00**	**2.50**	**5.20**	**6.00**	**35.00**
1/1/2005	**Average**					**81.52**	**11.95**	**10.22**	**9.46**	**10.82**	**26.06**
3/5/2007	**Median**					**82.50**	**7.90**	**6.70**	**6.25**	**8.15**	**27.50**

Hometown Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	16.39						
Price-Core Earnings Ratio P/E	Mid	18.52	37.92	28.70	28.26	23.75	36.89	32.63
	Max	20.41						
	Smax	22.73						
	Min	71.89%						
Price-to-Book Ratio P/B	Mid	76.05%	92.07%	97.27%	90.35%	91.15%	97.47%	97.62%
	Max	79.49%						
	Smax	82.71%						
	Min	71.89%						
Price-to-Tangible Book Ratio P/TB	Mid	76.05%	95.90%	97.35%	94.88%	92.87%	99.93%	97.67%
	Max	79.49%						
	Smax	82.71%						
	Min	11.75%						
Price-to-Assets Ratio P/A	Mid	13.58%	20.15%	19.18%	23.91%	19.21%	24.80%	23.99%
	Max	15.34%						
	Smax	17.29%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2006		$	863	(1)
Pre-Conversion Book Value	B			
As of December 31, 2006		$	8,520	
Pre-Conversion Assets	A			
As of December 31, 2006		$	117,413	
Return on Money	R		3.04%	(2)
Conversion Expenses		$	695	
	X		3.86%	(3)
Proceeds Not Invested		$	2,160	(4)
Estimated ESOP Borrowings		$	1,440	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	72	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	720	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	144	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	18,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2006.

(2) Net Return assumes a reinvestment rate of 4.99 percent (the 1 year Treasury at December 31, 2006), and a tax rate of 39%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP.

(5) Assumes ESOP is amortized straight line over 20 years.

(6) Assumes MRP is amortized straight line over 5 years.

(7) Not applicable.

(8) Not Applicable.

(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $18,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $18,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $18,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,800,000	$ 10.00	$ 18,000,000
Range:			
- Minimum	1,530,000	$ 10.00	15,300,000
- Maximum	2,070,000	10.00	20,700,000
- Super Maximum	2,380,500	10.00	23,805,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,530,000	1,800,000	2,070,000	2,380,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 15,300,000	$ 18,000,000	$ 20,700,000	$ 23,805,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,530,000	1,800,000	2,070,000	2,380,500
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 15,300,000	$ 18,000,000	$ 20,700,000	$ 23,805,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,530,000	1,800,000	2,070,000	2,380,500
Conversion Shares Offered		1,530,000	1,800,000	2,070,000	2,380,500
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 15,300	$ 18,000	$ 20,700	$ 23,805
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		15,300	18,000	20,700	23,805
Gross Proceeds		15,300	18,000	20,700	23,805
Less: Est. Conversion Expenses		(695)	(695)	(695)	(695)
Net Proceeds		14,605	17,305	20,005	23,110
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(1,224)	(1,440)	(1,656)	(1,904)
Less: MRP Adjustment	(3)	(612)	(720)	(828)	(952)
Net Proceeds Reinvested		$ 12,769	$ 15,145	$ 17,521	$ 20,254
Estimated Incremental Rate of Return		3.04%	3.04%	3.04%	3.04%
Estimated Incremental Return		$ 388	$ 460	$ 533	$ 616
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(37)	(44)	(51)	(58)
Less: Option Expense	(10)	(95)	(112)	(128)	(148)
Less: MRP Adjustment	(7)	(75)	(88)	(101)	(116)
Pro-forma Net Income		181	216	253	294
Earnings Before Conversion		863	863	863	863
Earnings Excluding Adjustment		1,044	1,079	1,116	1,157
Earnings Adjustment	(6)	(187)	(187)	(187)	(187)
Earnings After Conversion		$ 857	$ 892	$ 929	$ 970

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at December 31, 2006		$ 8,520	$ 8,520	$ 8,520	$ 8,520
Net Conversion Proceeds		14,605	17,305	20,005	23,110
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,224)	(1,440)	(1,656)	(1,904)
Less: MRP Adjustment	(2)	(612)	(720)	(828)	(952)
Pro-forma Equity		$ 21,289	$ 23,665	$ 26,041	$ 28,774
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 21,289	$ 23,665	$ 26,041	$ 28,774
Pro-forma Assets					
Total Assets at December 31, 2006		$ 117,413	$ 117,413	$ 117,413	$ 117,413
Net Conversion Proceeds		14,605	17,305	20,005	23,110
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,224)	(1,440)	(1,656)	(1,904)
Less: MRP Adjustment	(2)	(612)	(720)	(828)	(952)
Pro-forma Total Assets		130,182	132,558	134,934	137,667
Stockholder's Equity Per Share *					
Equity at December 31, 2006		$ 5.57	$ 4.73	$ 4.12	$ 3.58
Estimated Net Proceeds		9.55	9.61	9.66	9.71
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		13.91	13.15	12.58	12.09
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 13.91	$ 13.15	$ 12.58	$ 12.09

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.61	$ 0.52	$ 0.45	$ 0.39
Incremental return Per Share	(8)	0.27	0.28	0.28	0.28
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		(0.13)	(0.11)	(0.10)	(0.09)
Pro Forma Earnings Per Share *	(8)	$ 0.61	$ 0.54	$ 0.49	$ 0.44
Shares Utilized for EPS		1,413,720	1,663,200	1,912,680	2,199,582
Pro-forma Ratios					
Price/EPS without Adjustment		13.51	15.38	16.95	18.87
Price/EPS with Adjustment		16.39	18.52	20.41	22.73
Price/Book Value per Share		71.89%	76.05%	79.49%	82.71%
Price/Tangible Book Value		71.89%	76.05%	79.49%	82.71%
Market Value/Assets		11.75%	13.58%	15.34%	17.29%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Loss on sale of securities and OREO sale tax impacted at 39%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		1,530	1,800	2,070	2,381
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 15,300	$ 18,000	$ 20,700	$ 23,805
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,224)	(1,440)	(1,656)	(1,904)
Proceeds to Base Fee On		$ 14,076	$ 16,560	$ 19,044	$ 21,901
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Other Expenses		695	695	695	695
Total Expense		$ 695	$ 695	$ 695	$ 695
Share Calculations					
Shares Sold		1,530,000	1,800,000	2,070,000	2,380,500
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		1,530,000	1,800,000	2,070,000	2,380,500
Less: New ESOP Adjustment		(122,400)	(144,000)	(165,600)	(190,440)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	6,120	7,200	8,280	9,522
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		1,413,720	1,663,200	1,912,680	2,199,582
MRP Shares		61,200	72,000	82,800	95,220
MRP Shares Amortized this Period		12,240	14,400	16,560	19,044
Option Shares		153,000	180,000	207,000	238,050
Option Shares Amortized this Period		30,600	36,000	41,400	47,610
MRP Dilution					
EPS		$ 0.72	$ 0.63	$ 0.57	$ 0.52
Tangible Book Value/Share		$ 13.76	$ 13.03	$ 12.48	$ 12.01
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.70	$ 0.62	$ 0.56	$ 0.50
Tangible Book Value/Share		$ 13.56	$ 12.86	$ 12.35	$ 11.90
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		16.35%	17.85%	19.30%	20.90%
Pro Forma Core ROAA		0.69%	0.71%	0.73%	0.74%
Pro Forma ROAE		5.02%	4.66%	4.37%	4.09%
Pro Forma Core ROAE		4.13%	3.86%	3.64%	3.43%

Earnings Assuming Foundation Expensed	1,044	1,079	1,116	1,157
EPS Assuming Foundation Expensed	$ 0.74	$ 0.65	$ 0.58	$ 0.53

Hometown Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$15,300,000	20.00						
Price-Core Earnings Ratio P/E	$18,000,000	23.26	50.57	39.00	28.95	27.45	57.99	46.30
	$20,700,000	26.32						
	$23,805,000	29.41						
	$15,300,000	110.74%						
Price-to-Book Ratio P/B	$18,000,000	121.07%	168.75%	176.10%	166.91%	157.50%	201.24%	181.70%
	$20,700,000	130.04%						
	$23,805,000	138.89%						
	$15,300,000	110.74%						
Price-to-Tangible Book Ratio P/TB	$18,000,000	121.07%	182.19%	179.90%	183.69%	179.90%	211.62%	185.50%
	$20,700,000	130.04%						
	$23,805,000	138.89%						
	$15,300,000	12.47%						
Price-to-Assets Ratio P/A	$18,000,000	14.54%	22.70%	20.80%	27.97%	21.17%	28.99%	27.03%
	$20,700,000	16.58%						
	$23,805,000	18.89%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended December 31, 2006		$	863	(1)
Pre-Conversion Book Value	B			
As of December 31, 2006		$	8,520	
Pre-Conversion Assets	A			
As of December 31, 2006		$	117,413	
Return on Money	R		3.04%	(2)
Conversion Expenses		$	695	
	X		8.58%	(3)
Proceeds Not Invested		$	1,059	(4)
Estimated ESOP Borrowings			706	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$35	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	353	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	71	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	-	
Stock Foundation Amount	F		0.00%	
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		45.00%	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2006.

(2) Net Return assumes a reinvestment rate of 4.99 percent (the 1 year Treasury at December 31, 2006), and a tax rate of 39%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 20 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$8,100,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$8,100,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$8,100,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $15,300,000 at 45%	688,500	$10.00	$6,885,000
Appraised Value - $18,000,000 at 45%	810,000	$10.00	$8,100,000
Appraised Value - $20,700,000 at 45%	931,500	$10.00	$9,315,000
Appraised Value - $23,805,000 at 45%	1,071,225	$10.00	$10,712,250

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45.03%	45.00%	45.02%	44.98%
Minority Shares		688,500	810,000	931,500	1,071,225
Conversion Proceeds		1,530	1,800	2,070	2,381
Shares Offered		689	810	932	1,071
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 6,885	$ 8,100	$ 9,315	$ 10,712
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		6,885	8,100	9,315	10,712
Gross Proceeds		6,885	8,100	9,315	10,712
Less: Est. Conversion Expenses		(695)	(695)	(695)	(695)
Net Proceeds		6,190	7,405	8,620	10,017
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(3)	(300)	(353)	(406)	(467)
Net Proceeds Reinvested		$ 5,290	$ 6,346	$ 7,403	$ 8,617
Estimated Incremental Rate of Return		3.04%	3.04%	3.04%	3.04%
Estimated Incremental Return		$ 161	$ 193	$ 225	$ 262
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(18)	(22)	(25)	(28)
Less: Option Expense	(10)	(46)	(55)	(63)	(72)
Less: Amortization of MRP	(8)	(37)	(43)	(49)	(57)
Pro-forma Net Income		60	73	88	105
Earnings Before Conversion		863	863	863	863
Earnings Excluding Adjustment		923	936	951	968
Earnings Adjustment	(6)	(187)	(187)	(187)	(187)
Earnings After Conversion		$ 736	$ 749	$ 764	$ 781

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at December 31, 2006		$ 8,520	$ 8,520	$ 8,520	$ 8,520
Net Conversion Proceeds		6,190	7,405	8,620	10,017
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(2)	(300)	(353)	(406)	(467)
Pro-forma Equity		$ 13,810	$ 14,866	$ 15,923	$ 17,137
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 13,810	$ 14,866	$ 15,923	$ 17,137
Pro-forma Assets					
Total Assets at December 31, 2006		$ 117,413	$ 117,413	$ 117,413	$ 117,413
Net Conversion Proceeds		6,190	7,405	8,620	10,017
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(2)	(300)	(353)	(406)	(467)
Pro-forma Total Assets		$ 122,703	$ 123,759	$ 124,816	$ 126,030
Stockholder's Equity Per Share *					
Equity at December 31, 2006		$ 5.57	$ 4.73	$ 4.12	$ 3.58
Estimated Net Proceeds		4.05	4.11	4.16	4.21
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		9.03	8.26	7.69	7.20
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 9.03	$ 8.26	$ 7.69	$ 7.20

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.59	$ 0.50	$ 0.43	$ 0.38
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.03)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		(0.13)	(0.11)	(0.09)	(0.08)
Pro Forma Earnings Per Share *	(8)	$ 0.50	$ 0.43	$ 0.38	$ 0.34
Shares Utilized for EPS	(8)	1,473,023	1,732,968	1,992,913	2,291,851
Pro-forma Ratios					
Price/EPS without Adjustment		15.87	18.52	21.28	23.81
Price/EPS with Adjustment		20.00	23.26	26.32	29.41
Price/Book Value per Share		110.74%	121.07%	130.04%	138.89%
Price/Tangible Book Value		110.74%	121.07%	130.04%	138.89%
Market Value/Assets		12.47%	14.54%	16.58%	18.89%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Loss on sale of securities and OREO sale tax impacted at 39%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		689	810	932	1,071
Price Per Share		10	10	10	10
Gross Proceeds		6,885	8,100	9,315	10,712
Estimated Insider Purchases		0	0	0	0
ESOP Purchases		-600	-706	-811	-933
Proceeds to Base Fee On		6,285	7,394	8,504	9,779
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		0	0	0	0
Other Expense		695	695	695	695
Total Expense		695	695	695	695
Share Calculations					
Shares Sold		688,500	810,000	931,500	1,071,225
Shares Issued to MHC		841,500	990,000	1,138,500	1,309,275
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		1,530,000	1,800,000	2,070,000	2,380,500
Less: New ESOP Adjustment		(59,976)	(70,560)	(81,144)	(93,315)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	2,999	3,528	4,057	4,666
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		1,473,023	1,732,968	1,992,913	2,291,851
MRP Shares		29,988	35,280	40,572	46,657
MRP Shares Amortized this Period		5,998	7,056	8,114	9,331
Option Shares		74,970	88,200	101,430	116,644
Option Shares Amortized this Period		14,994	17,640	20,286	23,329

MRP Dilution				
EPS	$ 0.62	$ 0.54	$ 0.47	$ 0.42
BV/Share	$ 9.04	$ 8.29	$ 7.74	$ 7.25
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.61	$ 0.53	$ 0.47	$ 0.42
BV/Share	$ 9.07	$ 8.34	$ 7.80	$ 7.33
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	11.25%	12.01%	12.76%	13.60%
Pro Forma Core ROAA	0.64%	0.64%	0.65%	0.66%
Pro Forma ROAE	6.94%	6.52%	6.17%	5.82%
Pro Forma Core ROAE	5.53%	5.22%	4.96%	4.70%
Earnings Assuming Foundation Expensed	923	936	951	968
EPS Assuming Foundation Expensed	$ 0.63	$ 0.54	$ 0.48	$ 0.42

Hometown Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$15,300,000	15.87						
Price-Core Earnings Ratio P/E	$18,000,000	18.52	50.57	39.00	28.95	27.45	57.99	46.30
	$20,700,000	20.83						
	$23,805,000	23.81						
	$15,300,000	110.74%						
Price-to-Book Ratio P/B	$18,000,000	121.07%	168.75%	176.10%	166.91%	157.50%	201.24%	181.70%
	$20,700,000	130.04%						
	$23,805,000	138.89%						
	$15,300,000	110.74%						
Price-to-Tangible Book Ratio P/TB	$18,000,000	121.07%	182.19%	179.90%	183.69%	179.90%	211.62%	185.50%
	$20,700,000	130.04%						
	$23,805,000	138.89%						
	$15,300,000	12.47%						
Price-to-Assets Ratio P/A	$18,000,000	14.54%	22.70%	20.80%	27.97%	21.17%	28.99%	27.03%
	$20,700,000	16.58%						
	$23,805,000	18.89%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended December 31, 2006		$	863	(1)
Pre-Conversion Book Value	B			
As of December 31, 2006		$	8,520	
Pre-Conversion Assets	A			
As of December 31, 2006		$	117,413	
Return on Money	R		3.04%	(2)
Conversion Expenses		$	695	
	X		8.58%	(3)
Proceeds Not Invested		$	1,059	(4)
Estimated ESOP Borrowings			706	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$35	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	353	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	71	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	-	
Stock Foundation Amount	F		0.00%	
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		45.00%	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2006.

(2) Net Return assumes a reinvestment rate of 4.99 percent (the 1 year Treasury at December 31, 2006), and a tax rate of 39%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 20 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $8,100,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $8,100,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $8,100,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $15,300,000 at 45%	688,500	$10.00	$6,885,000
Appraised Value - $18,000,000 at 45%	810,000	$10.00	$8,100,000
Appraised Value - $20,700,000 at 45%	931,500	$10.00	$9,315,000
Appraised Value - $23,805,000 at 45%	1,071,225	$10.00	$10,712,250

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

	Note	$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		688,500	810,000	931,500	1,071,225
Conversion Proceeds		1,530	1,800	2,070	2,381
Shares Offered		689	810	932	1,071
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 6,885	$ 8,100	$ 9,315	$ 10,712
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		6,885	8,100	9,315	10,712
Gross Proceeds		6,885	8,100	9,315	10,712
Less: Est. Conversion Expenses		(695)	(695)	(695)	(695)
Net Proceeds		$ 6,190	$ 7,405	$ 8,620	$ 10,017
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(3)	(300)	(353)	(406)	(467)
Net Proceeds Reinvested		$ 5,290	$ 6,346	$ 7,403	$ 8,617
Estimated Incremental Rate of Return		3.04%	3.04%	3.04%	3.04%
Estimated Incremental Return		$ 161	$ 193	$ 225	$ 262
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(18)	(22)	(25)	(28)
Less: Option Expense	(10)	(46)	(55)	(63)	(72)
Less: Amortization of MRP	(8)	(37)	(43)	(49)	(57)
Pro-forma Net Income		60	73	88	105
Earnings Before Conversion		863	863	863	863
Earnings Excluding Adjustment		923	936	951	968
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 923	$ 936	$ 951	$ 968

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

(Dollars in Thousands, Except Per Share Amounts)

		$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
Pro-forma Equity					
Equity at December 31, 2006		$ 8,520	$ 8,520	$ 8,520	$ 8,520
Net Conversion Proceeds		6,190	7,405	8,620	10,017
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(2)	(300)	(353)	(406)	(467)
Pro-forma Equity		$ 13,810	$ 14,866	$ 15,923	$ 17,137
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 13,810	$ 14,866	$ 15,923	$ 17,137
Pro-forma Assets					
Total Assets at December 31, 2006		$ 117,413	$ 117,413	$ 117,413	$ 117,413
Net Conversion Proceeds		6,190	7,405	8,620	10,017
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(600)	(706)	(811)	(933)
Less: MRP Adjustment	(2)	(300)	(353)	(406)	(467)
Pro-forma Total Assets		$ 122,703	$ 123,759	$ 124,816	$ 126,030
Stockholder's Equity Per Share *					
Equity at December 31, 2006		$ 5.57	$ 4.73	$ 4.12	$ 3.58
Estimated Net Proceeds		4.05	4.11	4.16	4.21
Plus: Value issued to the Foundation		-	-	-	-
Less: After Tax cost of Foundation		-	-	-	-
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		9.03	8.26	7.69	7.20
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 9.03	$ 8.26	$ 7.69	$ 7.20

Pro Forma Effect of Conversion Proceeds
As of December 31, 2006

		$ 15,300,000 Independent Valuation	$ 18,000,000 Independent Valuation	$ 20,700,000 Independent Valuation	$ 23,805,000 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.59	$ 0.50	$ 0.43	$ 0.38
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.03)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.63	$ 0.54	$ 0.48	$ 0.42
Shares Utilized for EPS	(8)	1,473,023	1,732,968	1,992,913	2,291,851
Pro-forma Ratios					
Price/EPS without Adjustment		15.87	18.52	20.83	23.81
Price/EPS with Adjustment		15.87	18.52	20.83	23.81
Price/Book Value per Share		110.74%	121.07%	130.04%	138.89%
Price/Tangible Book Value		110.74%	121.07%	130.04%	138.89%
Market Value/Assets		12.47%	14.54%	16.58%	18.89%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		689	810	932	1,071
Price Per Share		10	10	10	10
Gross Proceeds		6,890	8,100	9,320	10,710
Estimated Insider Purchases		0	0	0	0
ESOP Purchases		-600	-706	-811	-933
Proceeds to Base Fee On		6,290	7,394	8,509	9,777
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		0	0	0	0
Other Expenses		695	695	695	695
Total Expense		695	695	695	695
Share Calculations					
Shares Sold		688,500	810,000	931,500	1,071,225
Shares Issued to MHC		841,500	990,000	1,138,500	1,309,275
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		1,530,000	1,800,000	2,070,000	2,380,500
Less: New ESOP Adjustment		(59,976)	(70,560)	(81,144)	(93,315)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	2,999	3,528	4,057	4,666
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		1,473,023	1,732,968	1,992,913	2,291,851
MRP Shares		29,988	35,280	40,572	46,657
MRP Shares Amortized this Period		5,998	7,056	8,114	9,331
Option Shares		74,970	88,200	101,430	116,644
Option Shares Amortized this Period		14,994	17,640	20,286	23,329

MRP Dilution				
EPS	$ 0.62	$ 0.54	$ 0.47	$ 0.42
BV/Share	$ 9.04	$ 8.29	$ 7.74	$ 7.25
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.61	$ 0.53	$ 0.47	$ 0.42
BV/Share	$ 9.07	$ 8.34	$ 7.80	$ 7.33
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	11.25%	12.01%	12.76%	13.60%
Pro Forma Core ROAA	NA	NA	NA	NA
Pro Forma ROAE	6.94%	6.52%	6.17%	5.82%
Pro Forma Core ROAE	NA	NA	NA	NA
Earnings Assuming Foundation Expensed	923	936	951	968
EPS Assuming Foundation Expensed	$ 0.63	$ 0.54	$ 0.48	$ 0.42

END